NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

2025 MANAGEMENT INFORMATION CIRCULAR

JUNE 12, 2025

LETTER FROM CHAIRMAN

Dear Fellow Shareholder,

2024 marked steady progress for Galiano Gold as we strengthened our position in the gold mining sector. We successfully consolidated the Asanko Gold Mine (the "AGM"), increasing our ownership to 90% (the Ghanaian government retaining a 10% interest) while generating positive operating cash flows.

Our management team, led by President and Chief Executive Officer Matt Badylak, focused on ramping up of mining activities at Abore, which included stepping out into a larger pushback following a mid-year 45% increase in reserves at that deposit. Mining at Essase commenced in early 2025 and will complement ore supply from Abore throughout 2025 and until first ore is delivered from Nkran in 2028. Following a competitive tender process a mining contract was also awarded for Nkran, and preliminary waste stripping has commenced there. The current reinvestment of capital into stripping activities at the AGM is expected to result in an industry leading organic growth profile as higher-grade ore is delivered to the mill generating significant cash flow and value creation for our shareholders.

We ended 2024 in a robust financial position with $105.8 million in cash and no debt, providing us with significant flexibility to pursue our growth strategy.

We remain committed to our core objectives: enhancing long-term shareholder value through disciplined capital allocation, increasing NAV per share, and strengthening our business fundamentals.

The Company has also strengthened its leadership team with the addition of Michael Cardinaels as Chief Operating Officer and three new independent directors to our Board: Navin Dyal, Moira Smith, and Lauren Roberts. These appointments have brought balanced perspectives and enhanced our collective expertise.

Our management teams in Canada and Ghana have worked diligently to deliver reliable cash flows to enhance and maximize the value of your investment. We are proud to have achieved the following results in 2024, establishing a solid foundation for Galiano's continued growth:

  Improved safety metrics year over year

  Close of transaction with GoldFields to consolidate the AGM

  Continued progress on our sustainability programs

  Ramp up of mining operations at Abore

  Continued exploration success across our land tenements
        Termination of our offtake agreement

1 | Page	2025 GAU Circular

Looking ahead to 2025, we are well-positioned to capitalize on the favourable gold price environment and generate positive cash flows from operations. We will continue allocating our resources to initiatives that increase shareholder value and remain confident that consistent execution of our strategy will generate meaningful returns.

Sincerely,

(signed) "Paul N. Wright"

Paul N. Wright
Chairman of the Board

2 | Page	2025 GAU Circular

Meeting Information Date: June 12, 2025 Time: 10:00 a.m., Vancouver time Location: meetnow.global/MR69GPJ

Dear Shareholder:

We are pleased to invite you to the Annual General Meeting of the Shareholders of Galiano Gold Inc. ("Galiano Gold" or the "Company"), which will be held virtually on June 12, 2025, at 10:00 a.m. Pacific Time. The Annual General Meeting provides us with a valuable opportunity to consider matters of importance to the Company with shareholders, and we look forward to your participation. The accompanying Management Information Circular describes the business to be conducted at the meeting and provides information on Galiano Gold's approach to executive compensation and governance practices. We invest significant time and effort to ensure our compensation programs are competitive in the market and appropriately aligned with the achievement of business results and long-term shareholder interests. Your participation in the affairs of the Company is important to us and we encourage you to vote your shares. Please refer to the "General Voting Information" section of the accompanying Management Information Circular for further information on how to properly exercise your voting rights. If you have any questions about the information contained in the circular or require assistance in voting your shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by calling toll-free at 1-877-452-7184 (for shareholders in Canada or the United States) or 1-416-304-0211 (for shareholders outside North America) or by e-mail at assistance@laurelhill.com. The Board of Directors and management look forward to your participation at the Annual General Meeting and thank you for your continued support.

Sincerely,

(signed) "Matt Badylak"

Matt Badylak

President & Chief Executive Officer

May 2, 2025

i | Page	2025 GAU Circular

MEETING AND VOTING INFORMATION

The Annual General Meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Galiano Gold Inc. ("Company") will be held as a virtual only Shareholder's meeting. Shareholders will not be able to attend the Meeting in person. Registered Shareholders (as defined in the Circular) and duly appointed proxyholders can attend the Meeting online at meetnow.global/MR69GPJ on Thursday, June 12, 2025, at 10:00 a.m., Pacific Time, for the following purposes:

1. To receive the audited financial statements of the Company for its fiscal year ended December 31, 2024, and the report of the auditor thereon (together the "annual financials"), which are available for download under the Company's SEDAR+ profile at www.sedarplus.ca;

2. To set the number of directors to be elected to the Board of Directors (the "Board") of the Company at eight (see "Election of Directors" in the Company's Management Information Circular dated May 2, 2025 (the "Circular"));

3. To elect directors of the Company for the ensuing year (see "Election of Directors" in the Circular);

4. To reappoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see "Appointment of Auditor" in the Circular); and

5. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation program, as more particularly described and set forth in the Circular (see "Advisory Vote on Executive Compensation" in the Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the "Notice") may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (together the "Notice-and-Access Provisions") for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow the Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Circular and any additional annual meeting materials online. Shareholders will still receive this Notice and a form of proxy for Registered Shareholders, or a voting instruction form for Beneficial Shareholders (as defined below) and may choose to receive a paper copy of the Circular. The Company will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular to some shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular unless it is specifically requested.

Copies of this Notice, the Circular, the form of proxy and the annual financials (together "Proxy Materials"), are posted on the Company's website (galianogold.com/investors/annual-meeting/default.aspx) and are filed on SEDAR+ under the Company's profile at www.sedarplus.ca. Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

ii | Page	2025 GAU Circular

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Circular and submit their vote prior to 10:00 a.m., Pacific Time, on Tuesday, June 10, 2025, any Shareholder wishing to request a paper copy of the Circular as described above should ensure such request is received by the Company or Laurel Hill Advisory Group ("Laurel Hill") by June 5, 2025. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period.

The Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.

Registered Shareholders who are unable to attend the Meeting virtually and who wish to ensure their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be effective, the enclosed form of proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 10:00 a.m., Pacific Time, on June 10, 2025. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

If you hold your Common Shares in a brokerage account, you are a non-registered Shareholder ("Beneficial Shareholder"). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of proxy or voting instruction form provided to them by their intermediary, in order to cast their vote or in order to notify the Company if they plan to attend the Meeting.

DATED at Vancouver, British Columbia, this 2nd day of May 2025.

BY ORDER OF THE BOARD

/s/ Matt Badylak

Matt Badylak
President and Chief Executive Officer

iii | Page	2025 GAU Circular

If you have any questions and/or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

iv | Page	2025 GAU Circular

2025 MANAGEMENT INFORMATION CIRCULAR

i | Page	2025 GAU Circular

2025 MANAGEMENT INFORMATION CIRCULAR
with information as at May 2, 2025 (unless indicated otherwise)

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Galiano Gold Inc. (the "Company", "Galiano", "we", "us" or "our") for use at the Annual General Meeting (the "Meeting") of its holders ("Shareholders") of Common Shares (defined below) to be held on Thursday, June 12, 2025 at the time and for the purposes set forth in the accompanying Notice of the Meeting (the "Notice").

Our board of directors (the "Board") and management have decided to conduct the Meeting virtually, using the Summit meeting platform. Registered Shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in this Circular. Non-registered (Beneficial) Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all Shareholders an equal opportunity to participate, regardless of their geographic location.

In this Circular, references to "Common Shares" means common shares without par value in the capital of the Company. "Registered Shareholders" means Shareholders whose names appear on the share register of the Company. "Beneficial Shareholders" means Shareholders who hold their Common Shares with a bank, broker or other financial intermediary and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist in connection with the Company's communications with Shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of C$36,500, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Notice-and-Access

The Company has elected to deliver the Notice, this Circular, the form of proxy and the annual financials (together, the "Proxy Materials") for this Meeting using the notice-and-access provisions concerning the electronic delivery of proxy-related materials to shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of Beneficial Shareholders (together, the "Notice-and-Access Provisions").

The Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by certain specified electronic means (rather than delivering such materials by mail), provided that the conditions of NI 51-102 and NI 54-101 are met, including the posting of such materials on a non-SEDAR+ website (usually the reporting issuer's website and sometimes the transfer agent's website).

1 | Page	2025 GAU Circular

Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and shareholders will be entitled to request delivery of paper copies of the proxy materials at the reporting issuer's expense.

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the Company. In order for the Company to utilize Notice-and-Access Provisions for the Meeting, it must send a notice to Shareholders, including non-registered (Beneficial) Shareholders, via mail for the Meeting: (i) providing basic information about the Meeting and the matters to be voted on, (ii)  indicating that the Proxy Materials have been posted and explaining how a Shareholder can access them or obtain paper copies of those materials from the Company, and (iii) explaining the Notice-and-Access Provisions process. These requirements were built into the Notice for the Meeting, which was delivered to Shareholders by the Company, along with the applicable voting document: a form of proxy in the case of Registered Shareholders; or a voting instruction form in the case of non-registered (Beneficial) Shareholders.

This Circular has been posted in full on the Company's website at https://galianogold.com/investors/annual-meeting/default.aspx and under the Company's profile on SEDAR+ at www.sedarplus.ca. Any Shareholder who wishes to receive a paper copy of this Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to use the Notice-and-Access Provisions, a reporting issuer must set the Record Date (as defined below) for notice of the meeting to be on a date that is at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the proxy-related materials to be posted on the applicable website and for other materials to be delivered to shareholders. As the Company is a reporting issuer and has previously used Notice-and-Access Provisions for delivery of its annual meeting materials, the Company is eligible to abridge the time between the filing of notification of the Meeting and Record Dates and the Record Date indicating its intent to hold the Meeting and to use the Notice-and Access Provisions for delivery of the Proxy Materials related to the Meeting. Notwithstanding, the Company filed its Notice of Meeting and Record Date on March 28, 2025.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of this Circular from the Company or any intermediary unless such Shareholder specifically requests same.

The Company will pay intermediaries, including Broadridge Financial Solutions ("Broadridge"), to deliver proxy-related materials to NOBOs (as defined herein) and the Company will pay intermediaries for delivery of proxy-related materials to OBOs (as defined herein).

Any Shareholder who wishes to receive a paper copy of this Circular should make contact with the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a completed proxy or voting instruction form prior to the deadline for receipt of proxies at 10:00 a.m. on June 10, 2025, it is strongly suggested that a requesting Shareholder ensures their request is received by the Company no later than June 5, 2025.

All Shareholders may call 1-855-246-7341 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

2 | Page	2025 GAU Circular

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Shareholders who wish to appoint someone other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxyholder and vote their shares MUST submit their completed proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your completed form of proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code that is required to be able to attend and participate at the Meeting.

To register a proxyholder, Shareholders MUST visit https://www.computershare.com/GalianoGold by 10:00 a.m. on June 12, 2025 and provide Computershare Investor Services Inc. ("Computershare") with the required proxyholder contact information, so that Computershare may provide the proxyholder with an Invite Code. Without an Invite Code, proxyholders will not be able to attend and vote online at the Meeting.

Voting by Proxyholder

The persons named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified; and

(b) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the accompanying form of proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the proxy form and, if applicable, for the nominees of management for election of directors and appointment of the auditor as identified in the proxy form.

Registered Shareholders

You are a Registered Shareholder if your name appears on a share certificate or a Direct Registration System statement confirming your holdings. If you are a Registered Shareholder, you have received a form of proxy for this Meeting. Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting virtually. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a) access the internet website of Computershare at www.investorvote.com. Registered Shareholders must follow the instructions given on Computershare's website and refer to the accompanying form of proxy for the holder's account number and the proxy voting control number complete;

3 | Page	2025 GAU Circular

(b) date and sign the accompanying form of proxy and return it to the Company's transfer agent, Computershare, by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(c) call 1-866-732-VOTE (8683) to use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the accompanying form of proxy for the toll-free number, the holder's account number and the proxy voting control number.

Registered Shareholders must ensure the completed form of proxy is received by 10:00 a.m., Pacific Time, on June 10, 2025, or at least 48 hours before any adjournment of the Meeting. Late proxies may be accepted or rejected by the chairperson of the Meeting (the "Chair"), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Registered Shareholders who wish to attend the Meeting online must take the following steps:

• On the Meeting date, log on to meetnow.global/MR69GPJ at least 15 minutes before the Meeting starts.

• Click on "Shareholder".

• Enter your 15-digit control number or click on "Invitation" and enter your invite code.

• Vote when the online ballot is presented during the virtual Meeting.

You have to be connected to the internet at all times to be able to participate in and vote at the Meeting online. It is your responsibility to ensure you stay connected for the entire meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. As internal network security protocols such as firewalls or VPN connections may block access to the meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least 15 minutes before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your shares in advance or by proxy, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the Meeting.

We believe that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year's Meeting virtually. Registered Shareholders, non-registered (Beneficial) Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as "guests") will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To assure fairness for all, the Chair will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders (those Shareholders who do not hold Common Shares in their own name). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

4 | Page	2025 GAU Circular

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your Common Shares without receiving instructions from you.

The voting instruction form supplied to you by your broker will be similar to the form of proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a voting instruction form ("VIF") in lieu of the form of proxy provided by the Company. The VIF will name the same persons as are set out in the Company's form of proxy to represent your Common Shares at the Meeting.

As an alternative to submitting your voting instructions to your intermediary by completing and returning your VIF, Beneficial Shareholders may vote using the following methods:

• Online - Go to www.proxyvote.com enter your 16-digit control number, located on the VIF and provide your voting instructions.

• Telephone - Call the toll-free number listed on your VIF from a touch tone phone and follow the automatic recording instructions to vote. You will need your 16-digit control number to vote.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. Beneficial Shareholders wishing to participate in the Meeting using the meeting platform must follow the procedures set out below.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Beneficial Shareholders who wish to appoint someone (including appointing yourself to attend the Meeting) other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxyholder and vote their shares MUST submit their completed form proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your completed form of proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code or username that is required to be able to attend and participate at the Meeting.

5 | Page	2025 GAU Circular

If you are a Beneficial Shareholder and you wish to vote at the Meeting online, you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or VIF sent to you by your intermediary, you must follow all of the applicable instructions provided by your intermediary AND if you will be attending the Meeting online, you must also register yourself as your proxyholder. By doing so, you are instructing your intermediary to appoint you as proxyholder. Beneficial Shareholders who have not appointed themselves as proxyholder cannot vote online during the Meeting.

To register a proxyholder, Beneficial Shareholders MUST visit https://www.computershare.com/GalianoGold by 10:00 a.m. on June 12, 2025 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare may provide the proxyholder with an Invite Code via email. Without an Invite Code, proxyholders will not be able to attend and vote online at the Meeting.

The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser). We encourage you to access the Meeting prior to the start time. It is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences.

If you are a duly appointed proxyholder or if you have appointed yourself as a proxyholder and the proxyholder registration with Computershare has been completed, you may vote during the Meeting by taking the following steps:

• You will receive log in credentials from Computershare once the proxy deposit deadline has passed.

• On the Meeting date, log on to meetnow.global/MR69GPJ at least 15 minutes before the Meeting starts.

• Click on "Shareholder".

• Enter your 15-digit control number or click on "Invitation" and enter your Invite Code.

• Vote when the online ballot is presented during the virtual Meeting.

Beneficial Shareholders who have not appointed themselves as proxyholders can attend the Meeting by:

• Going to meetnow.global/MR69GPJ; and

• Clicking "Guest" and completing the online form.

Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist Shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

If you are a Beneficial Shareholder in the United States, to attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

6 | Page	2025 GAU Circular

Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

or

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than June 10, 2025 by 10:00am. You may attend the Meeting and vote your shares at meetnow.global/MR69GPJ during the Meeting. Please note that you are required to register your appointment at www.computershare.com/GalianoGold.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being affected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCA"), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a) executing a form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the completed form of proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V7E 4E5, at any time up to and including the last business day that precedes the day of the Meeting, or in any other manner provided by law, or

(b) virtually attending the Meeting and voting the Registered Shareholder's Common Shares (as discussed below).

Beneficial Shareholders should follow the instructions found on the form of proxy or VIF provided to them from their intermediary.

7 | Page	2025 GAU Circular

A proxy will automatically be revoked by either: (i) attendance at the virtual Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent form of proxy in accordance with the foregoing procedures. A revocation of proxy does not affect any matter on which a vote has been taken prior to such revocation.

As noted above, if you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, you may revoke any and all previously submitted proxies by electing to vote by ballot during the Meeting.

BUSINESS OF THE MEETING

Record Date and Entitlement to Vote

Each Shareholder of record at the close of business on April 23, 2025 (the "Record Date") is entitled to vote at the Meeting the Common Shares registered in his or her name on that date. Each Common Share carries the right to one vote on each matter voted on at the Meeting.

Voting Matters

Voting recommendation
Proposal 1	Set the number of directors to be elected at eight (8).	FOR
Proposal 2	Elect the directors named in this Circular, each to serve until the next annual meeting of shareholders, or until their earlier resignation.	FOR each nominee
Proposal 3	Appoint the Company's auditor for the ensuing year and authorize the directors to set the auditor's remuneration.	FOR
Proposal 4	Approve, on an advisory basis, the Company's approach to executive compensation.	FOR

A simple majority of affirmative votes cast at the Meeting is required to pass each of the matters scheduled to be acted upon at the Meeting. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

Number of Directors

The number of individuals to be elected to the Board was last set by ordinary resolution of the Shareholders at the Annual General Meeting of the Company held on June 13, 2024, and that number was seven (7). Since the 2024 meeting, the Board has appointed Lauren Roberts as an additional director in accordance with the Articles of the Company, and therefore determined that the number of individuals to be elected to the Board at the Meeting will be eight (8). Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution to set the number of directors to be elected to the Board at eight (8).

8 | Page	2025 GAU Circular

Election of Directors

Please refer to the section entitled "Nominees for election to the Board" of this Circular for biographies and more information on the nominees.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director's office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or appointed.

Proxies solicited hereby, unless otherwise specified, will be voted FOR the proposed nominees (or for substitute nominees in the event of contingencies not known at present) who will, subject to the Articles of the Company and applicable corporate law, hold office until the next annual meeting of Shareholders or until their successors are elected or appointed in accordance with the Articles of the Company or applicable corporate law.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its Shareholders. Therefore, the Board previously approved and implemented a majority voting policy (the "Majority Voting Policy"). Nominees for election to the Board have agreed to abide by the Majority Voting Policy. In accordance with the Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will immediately offer to submit his/her resignation (the "Subject Director"); (b) the CGNC (as defined herein) will make a recommendation to the Board with respect to accepting or rejecting the Subject Director's resignation; (c) any Subject Director who has tendered his/her resignation may not participate in the meetings of the CGNC on such matter; (d) the Board will determine whether to accept or reject the Subject Director's resignation; (e) the Board will accept the Subject Director's resignation except where exceptional circumstances would warrant the Subject Director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation, if applicable, within 90 days of the meeting in question. The full text of the Majority Voting Policy is included in the Company's Corporate Governance Manual (as defined herein), available on the Company's website.

Appointment of Auditor

The Shareholders will be asked to approve the reappointment of Ernst & Young LLP, Chartered Professional Accountants ("EY"), of 1133 Melville Street, Vancouver, British Columbia, V6E 4E5 as auditor of the Company at a remuneration to be fixed by the Board. EY has served as auditor of the Company since April 11, 2023.

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services. In 2023 these do not include fees for the audit of the statutory financial statements of the former joint venture between the Company and Gold Fields Limited ("Gold Fields").

9 | Page	2025 GAU Circular

	2024 E&Y	2023 E&Y
Audit Fees (1)	C$741,500	C$423,738
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fee (4)	Nil	Nil
Total	C$741,500	C$423,738

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. These include "out-of-pocket" costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

(2) "Audit-Related Fees" include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading "Audit Fees".

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Advisory Vote on Executive Compensation

The Company supports a "pay for performance" approach for executive compensation to support the linkages between earned compensation and the Company's strategic objectives and risk management processes. The Board believes that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that support the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of the Company and its Shareholders. For a detailed discussion of the Company's executive compensation program, please see "Compensation of Executive Officers".

The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following non-binding resolution:

"RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, the Shareholders of the Company accept the approach to executive compensation disclosed in the Circular of the Company dated May 2, 2025, delivered in advance of the 2025 Annual General Meeting of the Shareholders of the Company."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters. The Company will disclose the results of the Shareholder "Say on Pay" advisory vote as a part of its report on voting results for the Meeting. The Board recommends that Shareholders vote FOR the approach to executive compensation as described in the Circular. Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the approach to executive compensation as described in the Circular.

10 | Page	2025 GAU Circular

For information purposes only, the following is a summary of voting results of the "Say on Pay" advisory vote from the prior three annual general meetings of the Company:

	Votes For	% Votes For	Votes Against	% Votes Against
2022	119,300,887	98.83%	1,410,354	1.17%
2023	140,867,401	99.32%	958,115	0.68%
2024	172,120,771	99.64%	615,705	0.36%

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the Company's approach to executive compensation.

Galiano's Financial Statements

The consolidated financial statements for the fiscal year ended December 31, 2024, and the report of the auditor on the consolidated financial statements made available to Shareholders electronically via the Notice-and-Access mechanism will be submitted at the Meeting but no vote thereon is required. The consolidated financial statements for the fiscal year ended December 31, 2024, and the report of the auditor on the consolidated financial statements are available on the Company's website, on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov/edgar).

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from Shareholders and proxyholders participating through the meeting platform. As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

General Information

Interest of certain persons or companies in matters to be acted upon

Except with respect to the election of directors, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Voting securities and principal holders of voting securities

Shareholders, as of the close of business on the Record Date, who either attend the Meeting virtually or complete, sign and deliver a form or proxy (or voting information form, as applicable), in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date, there were 257,539,775 Common Shares issued and outstanding, each carrying the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

11 | Page	2025 GAU Circular

To the knowledge of the directors and executive officers of the Company, as at the Record Date, based upon filings made with Canadian and United States securities regulators, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company are as follows:

Name	Number of Company's Common Shares	% of Outstanding Company Common Shares
Gold Fields Inc.	50,471,657	19.6%
Equinox Partners Investment Management LLC	32,782,506	12.7%
Donald Smith and Co.	25,708,407	10.0%

CORPORATE GOVERNANCE

Corporate governance refers to the policies, procedures and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of a company. We believe that good corporate governance practices encourage the establishment of a reasonable degree of independence of the Board from executive management and the adoption of policies to ensure the Board recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company's approach to corporate governance and addresses the Company's compliance with National Instrument 58-101 - Disclosure of Corporate Governance Practices.

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has made public its "Corporate Governance Policies and Procedures Manual" (the "Corporate Governance Manual") which was updated in 2023 and approved by the Board on March 28, 2023, as amended on August 2, 2023, and March 12, 2025. A copy of the Corporate Governance Manual is available on the Company's website and includes position descriptions for the Chair of the Board and each of the Board committees.

The Board members' responsibilities include:

(a) to oversee management of the Company and, in doing so, at all times to serve the best interests of the Company on behalf of its Shareholders;

(b) to exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the Shareholders in the best interests of the Company;

(c) to know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business;

(d) to oversee management's determination, design and implementation of effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company's business, and to periodically review and monitor the integrity of such systems;

(e) to oversee management's establishment and implementation of policies to protect the Company's confidentiality and proprietary information from unauthorized or inappropriate disclosure and to retain confidentiality of matters addressed in all Board discussions and proceedings; and

12 | Page	2025 GAU Circular

(f) to attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss such matters and issues pertaining to the Company's business, and to properly discharge their responsibilities in this regard.

The Board is empowered by governing corporate law, the Company's Articles (as defined herein) and the Corporate Governance Manual to supervise the management of the affairs and business of the Company.

The Board performs its functions through quarterly and extraordinary meetings and has delegated certain of its responsibilities to its committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by senior management and reviewed and approved by the Board.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems. Also, the Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business, including cyber security exposures. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Compensation, Governance and Nominating Committee (or "CGNC") which is currently composed entirely of independent directors, reviews and discusses succession planning for senior management positions as part of the Company's planning process. The Board has, together with the CEO (as defined herein), developed a written position description for the CEO. Additionally, the CGNC: reviews and discusses Board and executive short- and long-term compensation matters, and the determination of key performance metrics of the Company and its key executives; reviews the Board and committee mandates and corporate governance policies and practices which are available on the Company's website; and is responsible for the review of the Compensation Discussion and Analysis contained in this Circular.

The Board, through the Sustainability Committee, reviews, monitors and makes recommendations, regarding occupational health & safety, human rights, environmental and sustainability policies of the Company (collectively "Sustainability Policies") and assists the Board in its oversight of the implementation of and compliance with the Sustainability Policies.

On January 28, 2025, the Board resolved to create a Technical Committee and approved a mandate for the new Technical Committee. The Board, through the Technical Committee, reviews, monitors and makes recommendations regarding mining, processing and technical projects, including the tailings storage facility, and assists the Board in its oversight of the implementation of and compliance with technical policies.

Also on January 28, 2025, the Board resolved to amend the mandate of the Sustainability Committee to exclude oversight of certain technical matters which are now the responsibility of the Technical Committee.

The Board has delegated responsibility for communication with the public and the Company's Shareholders to its Disclosure Committee. Section X - Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that Shareholders who request public information about the Company receive it in a timely manner. Inquiries by, and communication with, Shareholders are directly managed by senior management.

13 | Page	2025 GAU Circular

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics which is available on the Company's website, included within Section XV - Code of Business Conduct and Ethics in the Corporate Governance Manual (the "Code of Ethics"). The Code of Ethics clearly sets out the Company's standard requirements for the honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company's requirements for fair dealing, and its corporate position on conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations. The Board requires that all employees, advisors and consultants sign off on the Code of Ethics upon hire or engagement, and at least every three years thereafter.

The Board has several procedures in place designed to confirm that directors exercise independent judgement in a matter where a director or officer has a material interest. In circumstances in which a director has a conflict of interest, the relevant director must declare his or her interest and refrain from voting and the CGNC (without such director's involvement, if necessary) considers the matter in advance of its consideration by the Board.

Nominees for Election to the Board

The following disclosure sets out the names of management's eight nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares or other securities of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 2, 2025.

Board positions: Board Chair Compensation, Governance and Nominating Committee	Paul N. Wright (71), Independent
	Director Since: April 1, 2020
	British Columbia, Canada
	Mr. Wright served as President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado") from October 1999 to April 2017. Mr. Wright led Eldorado through a period of intense activity through which was created a leading international gold company. Mr. Wright is a graduate of the University of Newcastle Upon Tyne with over 40 years of international experience in the development and operation of open pit and underground mines. He is a member of the Canadian Institute of Mining and Metallurgy, the Institute of Materials, Minerals and Mining, and is a Chartered Engineer (UK).
	Voting results			Board and Committee membership (2024)	Attendance
	Year	For	Withheld	Board of Directors	6/6
	2022	99.1%	0.9%	Compensation, Governance and Nominating Committee	4/4
	2023	99.5%	0.5%
	2024	99.9%	0.01%	Overall attendance	100%

	Other public company boards in past five years
	Centerra Gold Inc.				(2020 to present)
	Securities held at May 2, 2025
	Common Shares				599,500
	DSUs (including Phantom Share Units)				2,268,500
	Total value (US$)				3,0814,050
	Meets share ownership requirement

14 | Page	2025 GAU Circular

Board positions: Sustainability Committee (Chair) Audit Committee	Judith Mosely (60), Independent
	Director Since: January 1, 2020
	London, United Kingdom
Ms. Mosely is a retired banking executive with over 20 years' experience in the mining and metals banking sector. She most recently held the position of Business Development Director for Rand Merchant Bank ("RMB") in London with responsibility for developing the bank's African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa and Australia. She has broad experience across commodity sectors, working with juniors through to multinationals. She is currently a non-executive director of Blackrock World Mining Trust plc and Eldorado, and she formerly sat on the board of Women in Mining in the UK. She is also a consultant with Northcott Capital Ltd, a financial advisory firm focusing on mining and renewables.

	Ms. Mosely holds a Masters in Sustainability Leadership from the University of Cambridge.
	Voting results			Board and Committee membership (2024)	Attendance
	Year	For	Withheld	Board of Directors	6/6
	2022	99.2%	0.8%	Sustainability Committee (chair)	4/4
	2023	99.6%	0.4%	Audit Committee	4/4
	2024	99.9%	0.1%

				Overall attendance	100%

	Other public company boards in past five years
	Blackrock World Mining Trust plc				(2014 to present)
	Eldorado				(2020 to present)
	Securities held at May 2, 2025
	Common Shares				8,000
	DSUs				1,026,500
	Total value (US$)				1,375,744
	Meets share ownership requirement

Board positions: Compensation, Governance and Nominating Committee (Chair) Sustainability Committee	Dawn Moss (71), Independent
	Director Since: September 15, 2021
	British Columbia, Canada
	Ms. Moss brings over 25 years of leadership experience with publicly traded companies on the TSX and the NYSE, most recently as Executive Vice President, Administration, at Eldorado Gold. She has served as a director on private and public boards of domestic and international companies, serving most recently as a Board and Committee member for Roxgold Inc. before its acquisition by Fortuna Silver Mines Inc. Ms. Moss is a Fellow of the ICSA (The Chartered Governance Institute) and an Accredited Director.
	Voting results			Board and Committee membership (2024)	Attendance
	Year	For	Withheld	Board of Directors	6/6
	2022	98.9%	1.1%	Compensation, Governance and Nominating Committee (chair)	4/4
	2023	99.6%	0.5%	Sustainability Committee	4/4
	2024	99.8%	0.2%
				Overall attendance	100%

	Other public company boards in past five years
	Roxgold Inc.				(February - July 2021)
	Securities held at May 2, 2025
	Common Shares				69,000
	DSUs				955,800
	Total value (US$)				1,362,845
	Meets share ownership requirement

15 | Page	2025 GAU Circular

Board positions: Audit Committee (Chair) Technical Committee	Greg Martin (57), Independent
	Director Since: June 2, 2022
	British Columbia, Canada
Mr. Martin brings more than 25 years of experience in the natural resources industry, he is currently the President & CEO of Nevada Copper Corp., and previously from 2012 to 2021 was the Chief Financial Officer of SSR Mining Inc. where he led all financial and risk management operations, as well as being responsible for IT, legal and non-operating countries.

	Mr. Martin is a Member of the Association of Professional Engineers and Geoscientists of BC and a Chartered Professional Accountant.
	Voting results			Board and Committee membership (2024)	Attendance
	Year	For	Withheld	Board of Directors	6/6
	2022	99.3%	0.7%	Audit Committee (Chair)	4/4
	2023	99.6%	0.4%	Compensation, Governance and Nominating Committee	4/4
	2024	99.9%	0.1%	Technical Committee	n/a

				Overall attendance	100%

	Other public company boards in past five years
	None
	Securities held at May 2, 2025
	Common Shares				Nil
	DSUs				986,900
	Total value (US$)				1,312,443
	Meets share ownership requirement

Board positions: Board member	Matt Badylak (44), Non-Independent
	Director Since: June 14, 2021
	British Columbia, Canada
Mr. Badylak was appointed to the position of President and Chief Executive Officer on 14 June 2021. Prior to this, Matt was EVP and Chief Operating Officer at Galiano where he took the lead in building the Company's senior executive technical team. Matt is a mining professional with 20 years of extensive experience in senior management and operational planning covering Australia, Mongolia, China, Canada, Turkey and Ghana. Prior to joining Galiano in 2020, Matt held progressively senior roles with Eldorado, culminating in General Manager, Kisladag gold mine. Throughout his career, Matt has built strong, result orientated teams and executed on multiple cost saving and operational efficiency programs which have yielded significant shareholder returns.

	Matt holds a Bachelor of Science in Extractive Metallurgy and a Bachelor of Science in Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.
	Voting results			Board and Committee membership (2024)	Attendance
	Year	For	Withheld	Board of Directors	6/6
	2022	99.0%	1.1%
	2023	99.6%	0.4%
	2024	99.9%	0.1%
				Overall attendance	100%

	Other public company boards in past five years
	None
	Securities held at May 2, 2025
	Common Shares				147,590
	PSUs				809,967
	Total value (US$)				1,273,420
	Meets share ownership requirement

16 | Page	2025 GAU Circular

Board positions: Sustainability Committee Technical Committee	Moira Smith (63), Independent
	Director Since: June 13, 2024
	Nevada, United States
Dr. Smith has over 30 years of expansive industry experience. Dr. Smith formerly Vice President, Exploration and Geoscience with Liberty Gold, has been instrumental in identifying and advancing gold exploration opportunities, most recently Black Pine in southeastern Idaho. As Chief Geologist, Nevada for Fronteer Gold, Dr. Smith was instrumental in the successful advancement of Long Canyon, Fronteer Gold's flagship project. Over 12 years with Teck, she advanced a number of gold and copper properties throughout the Americas that are now mines. She is a director of Discovery Metals Corp.

	Dr. Smith has a Ph.D. in geology from the University of Arizona and is a P.Geo. (British Columbia). She has held board or executive positions with numerous industry associations including past-President of the Society of Economic Geologists and recent winner of the Colin Spence award from the Association for Mineral Exploration of B.C.
	Voting results			Board and Committee membership (2024)	Attendance
	Year	For	Withheld	Board of Directors	3/3
	2024	99.8%	0.2%	Sustainability Committee	2/2
				Technical Committee	n/a
				Overall attendance	100%

	Other public company boards in past five years
	Discovery Silver				2019 - present
	Securities held at May 2, 2025
	Common Shares				Nil
	DSUs				191,700
	Total value (US$)				263,833
	Meets share ownership requirement

Board positions: Audit Committee Compensation, Governance and Nominating Committee	Navin Dyal (49), Independent
	Director Since: June 13, 2024
	Ontario, Canada
Mr. Dyal currently serves as Chief Financial Officer of Dundee Precious Metals. Mr. Dyal has over 25 years of finance and public company experience and is an accomplished senior executive with a track record of success in financial and strategic leadership, capital funding and mergers and acquisitions. Most recently, he served as Senior Vice President and Chief Financial Officer at Teranga Gold Corporation for nine years prior to its acquisition by Endeavour Mining Corporation.

	Mr. Dyal is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Commerce from the University of Toronto.
	Voting results			Board and Committee membership (2024)	Attendance
	Year	For	Withheld	Board of Directors	3/3
	2024	99.8%	0.2%	Audit Committee	2/2

				Overall attendance	100%

	Other public company boards in past five years
	None
	Securities held at May 2, 2025
	Common Shares				60,000
	DSUs				217,400
	Total value (US$)				399,802
	Meets share ownership requirement

17 | Page	2025 GAU Circular

Board positions: Technical Committee (Chair)	Lauren Roberts (59), Independent
Director Since: January 1, 2025
Washington, United States
Mr. Roberts is a Professional Mining Engineer with 35 years of international mining experience across operations, environment, construction and executive leadership roles. Most recently, Mr. Roberts served as Chief Operating Officer for Hecla Mining Company, overseeing operations, safety, environment, technical services and capital projects. Prior to this, he spent 15 years with Kinross Gold Corporation ("Kinross"), including three years as Chief Operating Officer managing Kinross' global operations. Mr. Roberts holds a Bachelor of Science in Mining Engineering from the New Mexico Institute of Mining and Technology.
	Voting results			Board and Committee membership (2024)	Attendance
	Year	For	Withheld	Board of Directors	n/a
	2024	n/a	n/a	Technical Committee (Chair)	n/a

				Overall attendance	n/a

Other public company boards in past five years
None
Securities held at May 2, 2025
	Common Shares				Nil
	DSUs				147,000
	Total value (US$)				195,490
Meets share ownership requirement

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3) As of May 2, 2025, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 944,090 Common Shares of the outstanding Common Shares of the Company.

Board Composition and Skills

Constitution and Independence of the Board

The Board has completed an internal assessment regarding the need for Board renewal, and through this process has appointed two new directors at the 2024 shareholder meeting and one additional director since the 2024 shareholder meeting. Dr. Smith provides deep geological expertise, and Mr. Dyal further strengthens the financial expertise of the Board while bringing considerable experience of managing operating mining companies in West Africa. The addition of these two individuals will also further enhance the Board's diversity, while bringing a new perspective to various matters of interest. Following his appointment at the start of 2025, Mr. Roberts brings many years of international mining operational experience to the Board.

At the time of preparing the Circular, the Board comprises eight persons, of whom seven are independent directors. After the Meeting, and assuming the election of all proposed directors the Board will comprise eight directors, seven of eight directors will be independent, including Messrs. Wright, Martin, Dyal and Roberts and Ms. Mosely, Ms. Moss, Dr. Smith. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Mr. Badylak currently serves as the Company's CEO and as such is not considered to be independent.

18 | Page	2025 GAU Circular

The following table outlines the composition of the Board in terms of independence, diversity, tenure and commitment to the Company:

Director	Independence	Gender	Age	Other public company boards	Current Public company Executive positions	Board and key Committee attendance	Tenure (years)
Paul Wright (Chair)	Independent	Male	71	1	No	100%	5
Judith Mosely	Independent	Female	60	2	No	100%	4
Dawn Moss	Independent	Female	71	0	No	100%	4
Greg Martin	Independent	Male	57	0	Yes	100%	3
Moira Smith	Independent	Female	63	1	No	100%	1
Navin Dyal	Independent	Male	49	0	Yes	100%	1
Matt Badylak	Non-Independent	Male	44	0	Yes	100%	4
Lauren Roberts(1)	Independent	Male	59	1	No	n/a	n/a

(1) Mr. Roberts was appointed as an additional director effective January 1, 2025.

The following table illustrates the Board's diversity, assuming that all nominees are elected at the Meeting;

	Women		Members of visible minorities		Total	Numbers of individuals who are members of more than one designated group
	#	%	#	%	#
Board of directors	3	38%	1	13%	8	Nil

There are no indigenous members of the board nor members with physical disabilities.

Mr. Wright's primary role is to chair Board meetings and manage the affairs of the Board, including assuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities.

Mr. Wright is responsible for, among other things: (i) assuring that the Board is alert to its obligations to the Company, shareholders, management, other stakeholders and pursuant to law; (ii) establishing procedures to govern the Board's work; (iii) assuring appropriate flow of information to the Board and reviewing adequacy and timing of documentary materials in support of management's proposals; (iv) maintaining a liaison and communication with all directors and committee chairs to co-ordinate input from directors and optimize the effectiveness of the Board and its committees; and (v) ensuring that major Company initiatives have proper and timely Board understanding, consideration, oversight and approval.

Other Directorships

See disclosure under "Nominations for Election to the Board" above.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular meetings of the Board to discuss the operations of the Company.

The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board have an opportunity to meet without management and the non-independent director once after every Board meeting. For the year ended December 31, 2024, the Company held a total of six formal Board meetings and its members were in frequent communication via email and other means. In-camera sessions without management present were conducted at each of the ten formal Board meetings held during 2024.The attendance record of each member of the Board has been noted under "Nominations for Election to the Board" above.

19 | Page	2025 GAU Circular

Skills Composition of the Board

The skill sets represented at the Board level include managerial, technical, financial, corporate, compensation, legal governance and commercial. Particularly, members have a broad range of experience and expertise in the gold business. The skills matrix below sets out the mix of skills and diversity of the members of the board, including nominees for election at the Meeting.

Competencies(1)	Paul Wright	Judith Mosely	Dawn Moss	Greg Martin	Moira Smith	Navin Dyal	Matt Badylak	Lauren Roberts
Mining operations	✓		✓	✓	✓	✓	✓	✓
Health, safety and environment	✓	✓	✓	✓	✓	✓	✓	✓
Financial acumen	✓	✓		✓		✓	✓	✓
Talent management	✓		✓	✓	✓	✓	✓	✓
Corporate governance	✓	✓	✓	✓	✓	✓		✓
Mergers and acquisitions	✓	✓	✓	✓		✓	✓
International business experience	✓	✓	✓	✓	✓	✓	✓	✓
Risk management	✓	✓	✓	✓	✓	✓	✓	✓
Technology				✓		✓		✓

(1) Definition of competencies

Mining Operations: Leadership experience with a prominent resource company with mining, mineral reserves, exploration or processing expertise.

Health, safety, and environment: Experience with establishing and implementing health and safety, environmental and social policies and procedures.

Financial acumen: Senior executive experience in financial accounting, reporting and corporate finance (with familiarity with internal controls and IFRS).

Talent management: Experience in executive compensation, succession planning, talent management and retention strategies.

Corporate governance: Senior leadership in corporate governance structures, policies and procedures as well as legal acumen.

Mergers and acquisitions: Experience in investment banking, capital markets and mergers and acquisitions.

International business experience: Senior executive and/or board experience in working in one or more international jurisdictions including exposure to a range of political, cultural and regulatory environments.

Risk management: Experience identifying, assessing, managing and reporting on principle risks affecting organizations.

Technology: Experience with implementing and developing business information systems and/or cyber security processes.

The skills matrix will continue to be used by the CGNC for continuing education requirements and recommendations of future director candidates.

The CGNC has determined that the eight director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

Director Succession Planning and Tenure

Director Succession planning forms are an important responsibility of the Board. The CGNC, on behalf of the Board, annually evaluates the need for additional directors that will compliment the Board's skills and competencies as determined by the review of the Company's Board skills matrix.

20 | Page	2025 GAU Circular

The CGNC, on behalf of the Board, has developed a plan designed to identify and recruit nominee directors who have the temperament, expertise and experience to collaborate with management as they execute the long-term strategy of the Company.

As part of the Board's succession process in 2023, the CGNC engaged a third-party consultant to help identify, evaluate and conduct due diligence on potential director nominees. Upon identification of qualified candidates an extensive interview process was undertaken resulting in the nominations and election of Ms. Smith and Mr. Dyal to the Board at the 2024 meeting.

Further, in late 2024 the CGNC engaged the third-party consultant to help identify, evaluate and conduct due diligence on potential director nominees having strong technical credentials and experience. As a result of this process, Mr. Roberts was appointed as an additional director effective January 1, 2025. No other director appointments are being considered at this time.

To date, the Board has not instituted a formal tenure policy for a director.

Orientation and Continuing Education

New directors are provided with materials with respect to the Company, as well as orientation with respect to relevant corporate issues, including short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. New directors also meet with members of the executive management team to educate themselves on the nature and operation of the Company's business and have an opportunity to visit the Company's operations. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.

All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on business operations from management. Board and committee members may also meet periodically with management, between regularly scheduled meetings, to receive other matters of importance to the Company.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation. Board members have full access to the Company's records. There are technical presentations at Board meetings and the question-and-answer portions of these presentations are a valuable learning resource for the non-technical directors.

The Board engages in regular information and training sessions on matters of interest or importance to the Company and those related to the mining community in general. The orientation and continuing education process is reviewed annually and is complemented by additional sessions when requested.

Directors regularly undertake individual training. Training undertaken by individual directors who were with the Company during 2024 is listed in the table below:

Director	Course / Event	Dates
Paul Wright	Various mine site visits, including the Asanko Gold Mine, BMO Metals and Mines Conference	Various 2024 February 2024
Judith Mosely	Markets and Commodity Outlook - what's in store for 2024
Mining Indaba Conference
Geopolitics, sanctions and resource nationalism
Site visit to the Asanko Gold Mine
Cyber security, crisis and resilience
Charged up: what do countries need to get right to secure their share of the energy transition
Strategic Community Investment
Proxy Season trends and tips
	Key to director onboarding	January 2024 February 2024 April 2024 April 2024 July 2024 September 2024 October 2024 December 2024 December 2024

21 | Page	2025 GAU Circular

Director	Course / Event	Dates
Dawn Moss	Various on-line governance and compensation webinars.
Review of shareholder services mandates
Attendance at compensation workshops
Mining Industry Compensation Trends Breakfast & Discussion
	Site visit to the Asanko Gold Mine.	Various 2024
Greg Martin	Risk and Responsibility AI Seminar
BMO Capital Markets Global Mining and Metals Conference
Recent developments from IASB, IFRS and the use of AI in finance
EY Strategic perspectives on AI for CFOs and Boards
Introduction to Mining Operational Excellence
KPMG Sustainability Developments update
Audit Committee Roundtables
EY Financial Reporting Developments - Metal and Mining
	Mining Industry Compensation Trends Breakfast & Discussion	February 2024 February 2024 November 2024 January 2024 January 2024 November 2024 January 2024 November 2024 November 2024
Matt Badylak	Numerous (4) site visits to the Asanko Gold Mine Mining Indaba Conference, PDAC Conference BMO Metals and Mines Conference Denver Gold Forum	Various
Moira Smith	Society of Economic Geology Conference, Windhoek, Namibia site visit to Asanko Gold mine Online ethical and regulatory training for P.Geo. SEG lecturers' symposium	September 2024 April 2024 various December 2024
Navin Dyal	Site visit to Asanko Gold mine
KPMG ESG Reporting Series
McKinsey - the future of materials in decarbonization
BMO Mining & Metals Conference
Swiss Mining Institute Conference
Generative AI - BSC Global
	Landscape Mid-Cap Gold Miner Universe	April 2024 various January 2024 February 2024 March 2024 October 2024 December 2024

Regular cyber awareness training is also made available to all directors as well as employees over the course of the year as noted below.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the CGNC whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominee candidates for the position of director of the Company. Additionally, annual skills self-assessments are conducted by each Board member, under the oversight of the CGNC, the results of which are communicated to the Board.

22 | Page	2025 GAU Circular

Information Security

The effectiveness of our information technology systems is crucial to the success of our operations. We rely on the appropriate safeguards to protect our systems, along with regular maintenance, upgrades, and replacements of networks, equipment, software, and information technology systems. Additionally, proactive expenditures are necessary to reduce the likelihood of any failures that may occur.

As our reliance on electronic data communication and storage, including the utilization of cloud-based services and personal devices, continues to grow, we face evolving technological risks associated with our information and data. Such risks encompass targeted attacks on our own systems or those of third parties that we depend on.

Even though we take precautions to safeguard our information and data, such as deploying monitoring and threat detection systems, the Company employs an external outsourced Cyber Security Operations Centre to actively monitor and prevent cybersecurity incidents, conducting regular audits, and carrying out vulnerability testing. We cannot guarantee absolute security of this information and data and there may be occasions when we are vulnerable to malware, cyber-attacks, or other unauthorized access or usage of our information and data.

Employees and directors continue to complete focused training on cyber security threats and tools to manage cyber security risk. The Company also regularly conducts phishing simulations as an education tool for its workforce and the Board.

The Chief Financial Officer oversees the IT department, and significant IT matters are reported to the Audit Committee of the Board quarterly. Galiano has not encountered any significant losses resulting from cyber-attacks or other information security breaches at this time.

Director Compensation

The Company establishes director compensation program after considering the advice of independent consultants, with a view to establishing compensation that is competitive with peer group mining companies. Only non-executive directors are compensated for service on the Board.

Director compensation was reviewed in detail in 2023 with the assistance of Global Governance Advisors Inc. ("GGA") which has advised the Company on executive and director compensation since 2017 (see "Compensation Consultant or Advisor" for more detail). Galiano's director compensation program was determined to be competitive with its peer group and the broader mining industry, and no adjustments were made to the previous quantum nor structure of director compensation.

23 | Page	2025 GAU Circular

All non-executive directors receive retainers for their service on the Board, as follows:

Type of fee	Amount $ (1) (2)
Annual retainers
Chair of the Board	$102,205
Board members (other than Chair)	$36,502
Committee and other fees
Audit Committee Chair	$11,681
Chairs of Compensation Governance & Nominating, Sustainability and Technical Committees	$7,300
Membership of Audit Committee	$5,475
Membership of Compensation, Nominating & Governance, Sustainability and Technical Committees	$4,380

(1) Fees may be paid in either cash or Deferred Share Units ("DSUs"), at the election of the individual director.

(2) Converted to USD at 0.73, being the average rate for the year ended December 31, 2024.

Directors are also provided an annual equity award equivalent to $150,000.

In addition, directors are entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors.

Director Equity Awards

DSU Plan

Each DSU is a share unit that is equal in value to a Common Share of the Company and is only paid out once a director leaves the Board. Following a director's departure from the Board, the director may elect, at any time up to December 15 of the calendar year following the year of their departure from the board, to have his or her DSUs redeemed for cash based on the value of the Common Shares on a redemption date subsequent to his or her notice of departure from the Board.

Director Options and Restricted Share Units ("RSUs")

Non-executive directors of the Company have not received Options or RSUs since 2020. The last outstanding stock option grants expired in 2025.

Summary of Director Compensation for 2024

Name	Fees received in cash(1) ($)	DSUs taken in lieu of fees(1) ($)	Share-based awards(2) ($)	Option- based awards ($)	All other compensation ($)(4)	Total ($)
Paul Wright	51,102	52,620	150,000	-	10,951	264,143
Judith Mosely	49,277	Nil	150,000	-	-	199,277
Dawn Moss	48,182	Nil	150,000	-	14,601	212,783
Greg Martin	13,141	40,200	150,000	-	10,951	214,291
Navin Dyal(3)	Nil	24,980	75,000	-	-	99,980
Moira Smith(3)	13,155	12,260	75,000	-	-	100,415

(1) Directors may elect to receive all or a portion of their earned annual retainers as DSUs, in lieu of cash.

(2) Share-based awards refer to annual equity awards in DSUs.

(3) Dr. Smith and Mr. Dyal were appointed to the board on June 13, 2024, with awards pro rated accordingly.

24 | Page	2025 GAU Circular

(4) Additional fees were paid for members of a Special Committee who had oversight over the transaction with Goldfields Ltd to acquire the 45% interest in the Asanko Gold Mine.

Outstanding Option and Share-Based Awards

The following table sets out all equity awards outstanding as at December 31, 2024 for each non-executive director at that time:

Name	Option-based Awards				Share-based Awards
	Number unexercised Options	Option exercise price (C$)	Option expiration date	Value of unexercised in the money Options (C$)(1)	Number unvested DSUs	Value of unvested DSUs(3) (C$)
Paul Wright	173,000	1.23	1-Apr-25	$96,880
			Total	$96,880	2,130,800(2)	3,812,700
Judith Mosely	57,500	1.29	28-Feb-25	$28,750
			Total	$28,750	907,400	1,624,246
Dawn Moss	Nil	n/a	n/a	Nil	674,000	1,497,693
Greg Martin	Nil	n/a	n/a	Nil	631,400	1,499,483
Navin Dyal	Nil	n/a	n/a	Nil	63,600	113,844
Moira Smith	Nil	n/a	n/a	Nil	55,500	99,345

(1) Calculated based on the market price of the underlying Common Shares on December 30, 2024 of C$1.79 and the exercise price of the Option.

(2) Includes 1,000,000 phantom share units granted to Mr. Wright, that are redeemable upon his departure from the Board.

(3) Calculated based on the market price of the underlying Common Shares on December 30, 2024 of C$1.79.

(4) During the year ended December 31, 2024 Ms. Mosely exercised 57,500 options which had an exercise price of C$1.29 per share.

Value Vested During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2024, for each non-executive director:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)(3)	Non-equity incentive plan compensation - Value earned during the year ($)
Paul Wright	Nil	Nil	Nil
Judith Mosely	Nil	Nil	Nil
Dawn Moss	Nil	Nil	Nil
Greg Martin	Nil	Nil	Nil
Navin Dyal	Nil	Nil	Nil
Moira Smith	Nil	Nil	Nil

(1) The value vested is based on the difference between underlying share price at the date of vesting and the exercise price of the Option vesting.

(2) The value vested is based on the underlying share price at the date of vesting.

(3) DSU's are not considered to have vested until the Director leaves the Board as they are not redeemable before that time.

Value of Options Exercised during 2024

During the year ended December 31, 2024, Ms. Mosely exercised 57,500 options with an exercise price of C$1.29/share for a realized gain of C$29,900. No other options were exercised by board members.

25 | Page	2025 GAU Circular

Director Share Ownership Requirements

The Board has established share ownership guidelines for our directors. We expect each director to accumulate at least three (3) times the value of their annual cash retainer in the Common Shares and/or share based awards (i.e. DSUs) of the Company, valued based on the greater of the value at the time of the grant or purchase, and the period end market price. These guidelines are to be satisfied by the date that is five (5) years from the date the policy was adopted, or the applicable director is appointed or elected as a director of the Company.

Name	Equity Ownership at December 31, 2024		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Multiple of Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Share Units
Paul Wright	559,500	2,130,000	4,814,205	420,000	11.5x	Yes
Judith Mosely	8,000	907,400	1,638,566	150,000	10.9x	Yes
Dawn Moss	69,000	836,700	1,621,203	150,000	10.8x	Yes
Greg Martin	Nil	837,700	1,499,483	150,000	10.0x	Yes
Navin Dyal	60,000	63,600	276,326	150,000	1.8x	Yes
Moira Smith	Nil	55,500	119,880	150,000	0.8x	Has until 2029 to comply

(1) Value is calculated as the higher of a) the cost of acquisition or grant and b) the market value on December 31, 2024.

Name	Equity Ownership at May 2, 2025		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Multiple of Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Share Units
Paul Wright	599,500	2,268,500	5,277,120	420,000	12.6x	Yes
Judith Mosely	8,000	1,026,500	1,903,480	150,000	12.7x	Yes
Dawn Moss	69,000	955,800	1,885,632	150,000	12.6x	Yes
Greg Martin	Nil	986,900	1,815,896	150,000	12.1x	Yes
Navin Dyal	60,000	217,400	553,166	150,000	3.7x	Yes
Moira Smith	Nil	191,700	365,040	150,000	2.4x	Yes
Lauren Roberts	Nil	147,000	270,480	150,000	1.8x	Yes

(1) Value is calculated as the higher of a) the cost of acquisition or grant and b) the market value on May 2, 2025.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of the individuals named above is or has been within the past ten years a director, Chief Executive Officer or Chief Financial Officer of any company that:

(a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer; or

(b) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

26 | Page	2025 GAU Circular

On August 20, 2024, the BC Securities Commission issued a failure-to-file cease trade order in respect of Nevada Copper Corp. as Nevada Copper Corp. had not filed certain periodic disclosure documents required under applicable securities law related to the interim period ended June 30, 2024. These documents were not filed as a result of the ongoing Chapter 11 Proceedings and Canadian Recognition Proceedings (each as defined below). The failure-to-file cease trade order remains in effect. At the time Greg Martin was the Chief Financial Officer of Nevada Copper Corp.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On June 10, 2024, Nevada Copper, Inc. and its affiliates filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the District of Nevada (the "Chapter 11 Proceedings"). On June 21, 2024, the Ontario Superior Court of Justice (Commercial List) issued orders under the Companies' Creditor Arrangement Act recognizing the Chapter 11 Proceedings in Canada and granting Nevada Copper Corp. and its subsidiaries a stay of proceedings in Canada (the "Canadian Recognition Proceedings"). The Chapter 11 Proceedings and the Canadian Recognition Proceedings are currently ongoing.

In addition, none of the individuals named above has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a nominee as director.

Advance Notice Provisions

At the 2020 annual meeting of Shareholders, the Shareholders approved the new Articles of the Company (the "Articles"), which include advance notice provisions (the "Advance Notice Provisions") with respect to the nomination of individuals for election as director. A copy of the notice of meeting and management's information circular prepared for the 2020 annual meeting of Shareholders (the "2020 Circular"), including the resolution to amend and replace the existing Articles of the Company with the new Articles, were filed on SEDAR+ on March 24, 2020. A copy of the new Articles, including the Advance Notice Provisions, are included in the 2020 Circular as Appendix "E" thereto. The 2020 Circular can be accessed on the Company's SEDAR+ profile at www.sedarplus.ca.

The Advance Notice Provisions provide Shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The Company has not received notice of a nomination in compliance with the Articles and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

27 | Page	2025 GAU Circular

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Named Executive Officers

In 2024, the CGNC, in consultation with its advisors, reviewed the Company's compensation design to determine that it continues to reflect the peer group market and governance practices and aligns pay outcomes with performance and shareholder returns.

In this section NEOs means the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than C$150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

For the purposes of the following disclosure, each of the following individuals were an "NEO" of the Company during the year ended December 31, 2024:

Name and Position	Education and Experience
MATT BADYLAK President & Chief Executive Officer	Mr. Badylak was appointed to the position of President and Chief Executive Officer on 14 June 2021. Prior to this, Matt was EVP and Chief Operating Officer at Galiano where he took the lead in building the Company's senior executive technical team. Matt is a mining professional with 20 years of extensive experience in senior management and operational planning covering Australia, Mongolia, China, Canada, Turkey and Ghana. Prior to joining Galiano in 2020, Matt held progressively senior roles with Eldorado Gold, culminating in General Manager, Kisladag gold mine. Throughout his career, Matt has built strong, result orientated teams and executed on multiple cost saving and operational efficiency programs which have yielded significant shareholder returns.

Matt holds a Bachelor of Science in Extractive Metallurgy and a Bachelor of Science in Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.
MATT FREEMAN Executive Vice President & Chief Financial Officer	Matt Freeman, ACA, has been with Galiano since 2020. As the EVP and CFO he is responsible for overseeing Galiano's financial strategy, planning and analysis, accounting and financial reporting, as well as its tax and treasury functions.

With his extensive financial experience coupled with deep knowledge of the mining sector, Matt has a successful track record in senior roles; as CFO of Energold Drilling he navigated through a successful corporate restructuring, and prior to that, held senior financial positions at SSR Mining, where he played a key financial role in its growth to becoming a mid-tier gold producer, leading initiatives on financial reporting, risk management, treasury management, as well as M&A activities.

Matt received his BA/MA from Oxford University and holds the ICAEW designation.

28 | Page	2025 GAU Circular

Name and Position	Education and Experience
KRISTA MUHR Senior Vice President External Affairs & Sustainability	Krista Muhr brings over 20 years of experience working with public companies in the global metals and mining sector. Krista has been an advisor to both corporate and trade association boards during over 15 years in executive roles, most recently as Senior Vice President, External Affairs and Sustainability for Eldorado Gold. She has led award winning investor relations programs and has been a key team leader in friendly and hostile acquisitions totaling $7B with Andean Resources and Meridian Gold.
RICHARD MILLER Vice President, Technical Services	Richard Miller joined Galiano Gold in 2021 and is responsible for overseeing Galiano's technical services. Richard holds a Bachelor of Applied Science, Mining and Mineral Process Engineering from the University of British Columbia and is a registered Professional Engineer in British Columbia. During his 35-year career he has had wide-ranging experience in the mining sector that encompassed progressive technical and operational roles, including over a decade in various parts of Africa. Richard came to Galiano after 17 years with Eldorado Gold where he was most recently the corporate Director, Mining for open pit and prior to that he was the General Manager of the Kisladag gold mine. Richard has advised that he will be retiring effective June 10, 2025.
ERIC CHEN Vice President Mineral Resources	Eric Chen is an expert in the field of resource geology and geostatistics with 30 years of technical services experiences in exploration, consulting, project study and development and mining operations. Eric has worked for junior, intermediate and major mining companies, including his most recent 11 years as Manager of Mineral Resources with Goldcorp / Newmont Goldcorp. In his role at Goldcorp, Eric's primary responsibility was to provide guidance and expertise to operating mines and projects in support of operation, mineral resource management and business planning. Eric has also led many resource modelling and geostatistical studies for companies as a Qualified Person (QP) and has led the due diligence of geology and resource evaluation of numerous M&A projects. In addition to his extensive experience, Eric holds a Bachelor of Science in Geology and Geostatistics.

Compensation Philosophy

The Company's overarching goal in setting executive compensation is to provide competitive compensation with a view to attract, motivate and retain highly qualified executive officers capable of achieving both the Company's strategic and short-term performance objectives while creating and preserving long-term Shareholder value.

The Company seeks to accomplish this through the following:

• Market competitive compensation positioning relative to peers balanced by compensation arrangements that are internally equitable;

• Focus on "at-risk" compensation: a significant portion of NEO compensation is delivered in variable incentive and long-term compensation that is tied to the Company's financial and operational performance and personal performance objectives; and

• Minimize excessive or inappropriate risk-taking behavior with a focus on long-term compensation: the intent of the Company is that a substantial proportion of incentive compensation for NEOs is delivered through long-term incentives with vesting periods of three (3) years.

29 | Page	2025 GAU Circular

What We Do

We pay for performance	We maintain a robust Clawback Policy

We annually review compensation	We conduct an annual Say On Pay advisory vote

We promote retention with equity awards that vest over three years	We have an anti-hedging policy and an insider trading policy

We have a double-trigger severance and equity vesting upon a change of control for senior executives	We have director and executive officer share ownership guidelines

We design our compensation plans to mitigate undue risk-taking	We have an independent Compensation, Governance and Nominating Committee responsible for compensation matters

We maintain caps on incentive payouts	We solicit and receive independent advice from third party experts

What We Do Not Do

We do not guarantee incentive compensation	We do not grant Options to non-executive directors

We do not reprice underwater Options	We do not provide tax gross ups in connection with change of control severance payments

We do not provide excessive benefits and perquisites

Compensation Governance and Risk Management

The Board has overall responsibility for the oversight of the Company's risk management plans, policies and practices. The CGNC is responsible for overseeing compensation policies and practices to ensure incentives do not encourage executives to take risks that would be reasonably likely to have a material adverse effect on the Company. The CGNC has adopted a number of practices that are aligned with best governance practices and serve to confirm that the compensation program does not encourage excessive risk-taking.

The Company has adopted the following governance programs to assist in the management of its compensation program:

• Low dilution to Shareholders - It is the CGNC's intention to maintain a low annual dilution rate ("Burn Rate"). The 3-year average Burn Rate as of 2024 was 1.9%, which is within a reasonable market range (see "Stock Option Overhang, Dilution and Burn Rates" for the calculation of the Company's Burn Rate);

• Pay for performance - A significant portion of each NEO's compensation is provided in the form of Short-Term Incentive and Long-Term Incentives (Options, RSUs, and Performance Share Units ("PSUs")) in addition to their base salary;

• Regular review of peer group - The CGNC regularly reviews the relevancy of the compensation peer group for NEOs and makes adjustments, as necessary, to confirm it remains relevant and comparable with the ever-evolving size and scope of the Company's operations;

• Relevant performance metrics - The performance metrics and expected performance levels for the Short Term Incentive Plan ("STIP") (as defined below) are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company and its Shareholders;

30 | Page	2025 GAU Circular

• Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to determine that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share Option grants, due to the requirement for the Company's share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. The Company has also established a PSU plan that requires a minimum level of performance be achieved before PSU awards will vest;

• Caps on incentive payouts - Payouts under the STIP cannot exceed 150% of target. PSU awards also have a cap of 150% of the number of units that can vest depending upon defined performance criteria;

• Modest benefits and perquisites - Benefits and perquisites are set at competitive levels, but represent a minor part of total NEO compensation;

• Clawback Policy - Under this policy, the Company must require the reimbursement of all or a portion of any performance-based incentive compensation paid to certain executive officers in the event of certain financial statement restatements. Under the Clawback Policy, the Company must recoup incentive compensation which is in excess of the compensation that would have been paid to the executive in the absence of the restatement. This policy was updated during 2023 to be aligned with the new Securities and Exchange Commission (SEC) and NYSE American rules;

• No excessive change of control or termination without cause severance obligations - NEO severance obligations are capped at no higher than 24 months salary and bonus (plus an additional pro rated bonus for the CEO) in the case of a change of control and 12 months base salary (24 months for CEO) in the case of a termination without cause;

• Double Triggers - Change of control provisions in the Company's employment agreements for senior executives are double trigger and are effective only when there is both a change in control of the Company and a termination of employment;

• Independent Advice - The CGNC engages its own independent advisor to support its decisions regarding executive and director compensation;

• Review of compensation risk - The CGNC monitors the risk inherent within its compensation program to confirm the program does not encourage excessive risk-taking;

• Say on Pay Vote - In the spirit of good governance, the Board mandates a Say on Pay Policy that provides shareholders with an annual vote on the Company's compensation program;

• "Anti-hedging" policy - As part of the Company's Insider Trading Policy, the Board adopted a policy whereby no officer or director shall acquire financial instruments that are designed to hedge or offset a decrease in market value of Options or equity securities granted as compensation or held directly or indirectly by the officer or director;

• Share ownership policy - The Company recognizes the importance of assuring that the interests of directors and executive management are aligned with that of the Company's Shareholders. Therefore, the Company has a share ownership policy for the Board and members of executive management; and

• Insider trading policy - The policy restricts executives, the Board and certain other officers and employees from trading, directly or indirectly, in the Company's securities or in derivatives related to the Company's securities during times when "material information" concerning the Company exists that has not been disseminated.

31 | Page	2025 GAU Circular

Compensation Consultant or Advisor

The CGNC first retained GGA in 2017 to assist the committee in reviewing executive officer and director compensation and to make recommendations surrounding changes to the Company's equity incentive plans. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance.

During 2023, GGA reviewed the Company's Share Option Plan and Share Unit Plan as well as the Company's Circular in advance of the 2023 AGM. Later in the year, in advance of setting compensation for 2024, GGA performed a detailed review of the Company's executive compensation philosophy and comparative benchmarking. GGA's detailed review of the Company's top executives and non-employee directors, included review and update of the Company's peer group, compensation levels as well as the design of short and long-term incentive plans in the market.

In early 2024, some additional analysis was conducted by GGA following the closing of the transformational transaction to acquire the remaining interest in the Asanko Gold Mine, which was incorporated into 2024 adjustments to executive compensation. GGA also reviewed the Company's Circular in advance of the 2024 AGM as part of its 2024 work plan.

The Company incurred the following fees for GGA's work over the past two (2) years:

Year	Executive Compensation Related Fees	All Other Fees
2024	C$29,808	Nil
2023	C$69,569	Nil

The CGNC reviews all fees and the terms of consulting services provided by its independent compensation consultants before each engagement.

The Company also participates in GGA's annual Global Mining Compensation Survey, which is an industry-leading source of compensation information for Executive, Corporate and Exploration/Mine Site roles on an annual basis. The results of this survey are made available to the chair of the CGNC for the committee's consideration.

Peer Group

The Company uses the following criteria when determining appropriate peers for benchmarking compensation levels and design in the marketplace:

• Companies of a similar size to Galiano, primarily from a market capitalization perspective but also considering other factors such as gold production, total assets as well as total revenue;

• Companies with operations in similar geographical locations to Galiano to account for geographic risk;

• Companies with a similar business strategy and scope of operations to Galiano;

• Companies engaged primarily in mining for gold and other precious metals; and

• Companies who have similar complexities in mining operations.

The peer group defines the competitive market, which the Company uses to guide executive compensation design and pay levels.

An updated peer group was developed in late 2023/early 2024 to benchmark compensation for 2024 using the same criteria as outlined above but reflecting any changes in the Company's and/or potential peers' operating conditions and size such as the Company's acquisition of Gold Fields' ownership interest in the Asanko Gold Mine. The peer group utilized for 2024 is outlined below.

32 | Page	2025 GAU Circular

2024 PEER GROUP
Argonaut Gold Inc.	Hummingbird Resources PLC	Resolute Mining Limited
Aris Mining Corp.	Jaguar Mining Inc.	Robex Resources Inc.
Asante Gold Corp.	Karora Resources Inc.	Victoria Gold Corp.
Aura Minerals Inc.	Mandalay Resources Corp.
Caledonia Mining Corporation PLC	Orezone Gold Corp.

In addition to the peer group outlined above, for additional context the Company also evaluates Global Mining industry data for companies of a similar size from a Total Assets perspective from GGA's Global Mining compensation database to provide an overview of broader market trends and practices.

Components of Executive Compensation

The Company offers a total compensation package to the NEOs that is designed to both align with the Company's compensation philosophy and with competitive market practice:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.

STIP	Cash

To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company's business strategy.

STIP opportunity for each NEO is set based upon reference to competitive market practice, the seniority of the NEO's position and his or her industry experience. Each NEO's annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives.

Achievement against corporate objectives can range from 0% - 150% of the target bonus opportunity, and 100% for individual performance targets, such that the maximum payout can exceed the target bonus. For additional information, see Short-term Incentive Plan below.

LTIP	Options, RSUs and PSUs	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Option award levels are determined in reference to peer group practice, previous grants, and are granted at such levels that total compensation can achieve above-market levels provided that the Company's share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of Options under the LTIP. For Options, the term cannot exceed five (5) years and the Board will generally fix the vesting terms of all future Options such that 1/3 of Options granted will vest on the first, second and third anniversaries of the grant date.

33 | Page	2025 GAU Circular

Compensation Element	Form	Purpose of Element	Determination

RSUs and PSUs also vest under a similar vesting schedule to Options (with a term not exceeding three (3) years) and act as an additional retention vehicle under the Company's LTIP program. While RSUs provide an added retention feature to the Company's compensation program, PSUs are intended to align eligible participants with the long-term performance of the Company. For awards in 2024 onwards PSUs cliff vest after 3 years.

RSUs and PSUs issued under the Share Unit Plan may be settled in either cash or shares from treasury, at the discretion of the Board upon grant. For awards granted prior to 2024 all units are intended to be settled in cash, but in 2024 the Board stated the intention that all such awards thereafter would be settled in Common Shares.

Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of a NEO's total compensation.

Benefits are provided on a broad basis to the Company's NEOs and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

Base Salary

Actual base salaries paid in 2024 to the NEOs were as follows:

Named Executive Officer and Position	Base Salary (1) ($)
Matt Badylak - President and CEO	449,190
Matthew Freeman - Executive Vice President and CFO	302,964
Krista Muhr - Senior Vice President External Affairs & Sustainability	221,029
Richard Miller - Vice President Technical Services	236,867
Eric Chen - Vice President Mineral Resources	230,539

(1) All NEO's are paid in Canadian dollars and base salaries for the year ended December 31, 2024, have been translated into US dollars at an average exchange rate of C$1 = $0.73.

(2) No changes to base salaries were made for 2025.

34 | Page	2025 GAU Circular

Short-term Incentive Plan ("STIP")

Our STIP provides for incentive awards based on the Company's financial and operational results and individual performance. Each NEO is eligible for a target STIP award, expressed as a percentage of base salary. Actual payouts under the STIP plan are, based on the achievement of corporate and individual performance goals.

Each executive's performance results are weighted between the achievement of company goals and the achievement of personal goals dependent upon employee levels, as indicated in the table below.

Position	Target STIP (% of Salary)	Corporate Performance Weighting	Individual Performance Weighting
Matt Badylak - President and CEO	100%	85%	15%
Matthew Freeman - Executive Vice President and CFO	75%	70%	30%
Krista Muhr - Senior Vice President External Affairs & Sustainability	50%	60%	40%
Richard Miller - Vice President Technical Services	30%	50%	50%
Eric Chen - Vice President Mineral Resources	30%	50%	50%

2024 STIP Compensation Results

Our corporate performance has been assessed using a balanced scorecard approach:

		Performance range
STIP Objective	Weight	Threshold 0%	Target 100%	Stretch 150%	Performance	2024 Payout %
Safety (LTIFR)	15%	0.3	0.2	0.0	0.15	17%
Safety (Process improvement)	10%	Successful compliance with the companies Visible Felt Leadership and Hazard ID programs, including the roll out of these programs to key contractors.			150%	15%
People and Culture	5%	Successful transition of employee contracts while maintaining positive employee relationships with declining unionization.			Very strong relations maintained, few grievances and declining unionization	7.5%
Social license	5%	Maintaining strong social license across the Company's tenements in the context of increasing illegal mining activities in Ghana.			Some progress made but illegal mining continues to create challenges to the operations	2.5%
Gold produced (oz)	10%	140Koz	153Koz	168Koz	115Koz	Nil
Direct Site costs / oz (1)	10%	1,665	1,514	1,363	1,875	Nil
LOM plan delivery	10%	Commencement of mining beyond Abore.			No other deposits commenced until 2025	Nil

35 | Page	2025 GAU Circular

		Performance range
STIP Objective	Weight	Threshold 0%	Target 100%	Stretch 150%	Performance	2024 Payout %
LOM Planning	10%	Delivery of LOM plan with demonstrably higher financial returns than the 2023 43-101 Technical Report.			An operationally derisked plan was delivered but financial returns were not superior under the same gold price assumptions	Nil
Reserve Growth	15%	Replace depletion	Add 200Koz of Reserves	Add 400Koz of Reserves	Reserves were largely unchanged	Nil
TOTAL SCORE	100%					42%

(1) Direct site costs computed as mining, processing and general and administration costs excluding inventory movements.

The STIP award levels for 2024 also included Individual KPIs related to each NEO's specific role and operational oversight within the Company, which included, but not limited to the following:

• Preparation of a long-term business plan, optimizing operational performance

• Maintenance of a strong balance sheet

• Successful execution of exploration opportunities; and

• Enhanced Environmental Social Governance ("ESG") initiatives

As a result of the relative corporate and personal performance, for the period from January 2024 to December 2024 inclusive, the STIP for each NEOs was determined as follows:

Position	Target STIP	Corporate multiplier		Individual Performance Multiplier		Actual 2024 STIP Awarded
	% of Salary	Weight	Score	Weight	Score	$
Matt Badylak - President and CEO	100%	85%	42%	15%	50%	194,050
Matthew Freeman - Executive Vice President and CFO	75%	70%	42%	30%	75%	117,929
Krista Muhr - Senior Vice President External Affairs & Sustainability	50%	60%	42%	40%	85%	65,425
Richard Miller - Vice President Technical Services	30%	50%	42%	50%	70%	39,794
Eric Chen - Vice President Mineral Resources	30%	50%	42%	50%	85%	43,918

36 | Page	2025 GAU Circular

Long Term Incentive Plan ("LTIP")

The CGNC is the LTIP plan administrator and relied on the following criteria and analysis to determine the size and allocation of 2024 LTIP grants between Options, RSUs and PSUs:

Level	Target LTIP (% of Annual Base Salary to be earned over three- year period)	Proportion of Target LTIP award to be awarded in form of Option- based award	Proportion of Target LTIP award to be awarded in form of PSUs	Proportion of Target LTIP award to be awarded in form of RSUs
Matt Badylak - President and CEO	150%	50%	50%	Nil
Matthew Freeman - Executive Vice President and CFO	75%	50%	50%	Nil
Krista Muhr - Senior Vice President External Affairs & Sustainability	70%	43%	43%	14%
Richard Miller - Vice President Technical Services	40%	50%	25%	25%
Eric Chen - Vice President Mineral Resources	40%	50%	25%	25%

LTIP awards remain subject to the CGNC's discretionary recommendations to the Board for approval.

For the fiscal year ended December 31, 2024, the following Option grants were made to the NEOs:

Position	Number of Options Granted(1)	Exercise Price (C$)	Grant Date Fair Value of Options ($)(2)	Expiration Date
Matt Badylak - President and CEO	863,000	C$1.24	$272,509	Feb. 27, 2029
Matthew Freeman - Executive Vice President and CFO	291,000	C$1.24	$91,889	Feb. 27, 2029
Krista Muhr - Senior Vice President External Affairs & Sustainability	157,000	C$1.24	$49,576	Feb. 27, 2029
Richard Miller - Vice President Technical Services	122,000	C$1.24	$38,524	Feb. 27, 2029
Eric Chen - Vice President Mineral Resources	119,000	C$1.24	$37,577	Feb. 27, 2029

(1) Options will vest equally on the 1st, 2nd and 3rd anniversaries from grant date.

(2) Grant Date Fair Value of Options granted on February 27, 2024 of C$0.581 is based on a Black-Scholes value and converted into a U.S. dollar at the prevailing exchange rate.

For the fiscal year ended December 31, 2024, the following PSUs and RSUs were granted to the NEOs:

Position	Number of PSUs Granted(1)	Number of RSUs Granted(1)	Weighted average share price on grant date (C$)	Grant Date Fair Value of Units ($)
Matt Badylak - President and CEO	373,000	Nil	C$1.24	$342,080
Matthew Freeman - Executive Vice President and CFO	126,000	Nil	C$1.24	$115,555
Krista Muhr - Senior Vice President External Affairs & Sustainability	68,000	23,000	C$1.24	$90,883
Richard Miller - Vice President Technical Services	27,000	27,000	C$1.24	$49,524
Eric Chen - Vice President Mineral Resources	26,000	26,000	C$1.24	$47,689

37 | Page	2025 GAU Circular

(1) Grant Date Fair Value of PSUs and RSUs granted is based on the underlying share price and converted into a U.S. dollar equivalent at the prevailing exchange rate.

2024 PSU Vesting and Performance Conditions

The PSUs cliff vest after a 3-year period, and are measured by comparing the Company's TSR against the constituent companies of the GDXJ at the start of a performance period. The performance period being January 1 of the year of the grant date, to December 31 of the year immediately preceding the vest date. The TSR is calculated as follows:

TSR = {(price at end of Performance Period - price at beginning of Performance Period) + dividends} ÷ price at beginning of Performance Period

The number of units vesting from the Company's relative TSR against its peer group of the GDXJ is as follows:

Performance Level	Performance Multiplier
1st Quartile	150% of units vest
2nd Quartile	100% of units vest
3rd Quartile	50% of units vest
4th Quartile	0% of units vest

RSU Vesting

RSUs vest evenly in annual tranches over a 3-year period.

Performance analysis

The following graph compares the yearly change in the Company's cumulative Total Shareholder Return on its Common Shares as listed on the Toronto Stock Exchange ("TSX") based on an initial fixed investment of $100 versus the cumulative return on S&P/TSX Composite Total Return Index ("S&P/TSX Composite"), the S&P/TSX Global Gold Index and the VanEck Junior Miners ETF since January 1, 2020.

38 | Page	2025 GAU Circular

The performance graph indicates a strong historical correlation between the Company's share price performance and that of other publicly traded metals and mining companies until 2020, followed by a period of underperformance through 2021 and 2022, due to technical difficulties that impacted the operations of the AGM, the Company's operating asset. However, following strong operating performance, the restart of mining and the announcement of the transaction to consolidate the AGM in December 2023 the Company's share price has significantly outperformed the various indices, leading to a 5-year TSR that has outperformed comparable gold mining indices. Collectively, share price performance for metals and mining companies is affected most significantly by associated metal commodity prices, which has led to underperformance when compared to the broader S&P/TSX Composite Index. Broader economic conditions and market sentiment also affect market performance.

Executive pay comparisons are difficult to make over the period, due to changes in executive management and compensation approach during this period. CEO compensation in 2021 also comprises of a significant portion of termination benefits. Additionally, prior to 2020 executive compensation was not directly linked to share price performance, but the inclusion of a balanced scorecard approach to STIPs and awards of PSUs beginning in 2021 helps to create closer correlation. For 2022 when assessing the Company's STIP awards, the Board considered that 2022 was a strong year for the Company and its newly comprised senior executive team lead by the CEO. Although the reset of operations at the AGM was not represented by a commensurate improvement in relative share price performance in 2022, improvement in relative share price performance did start to occur in the first quarter of 2023 in line with the release of an updated life of mine plan and independent technical report for the AGM.  Through 2023 the share price performance continued to be strong as the Company exceeded production guidance, beat cost guidance and re-commenced mining, and experienced significant share price outperformance towards the end of 2023 following the announcement to consolidate the ownership of the AGM. This high level of performance continued in 2024 and was buoyed by overall increases in the price of gold in the marketplace.

In general, grant value of NEO compensation should vary from realized and realizable compensation based on the Company's share price thereby aligning with the shareholder experience. During the 4-year period since Mr. Badylak has been CEO his realized and realizable compensation (based on starting with $100) has been below those that shareholders would have generated over the same period, as evidenced in the table below;

Year	Total Direct Compensation Awarded ($)(1)	Realized & Realizable Compensation as of December 31, 2024 ($)(2)	Value of $100
			Period	CEO ($)	Shareholder ($)
2021	$1,335,450	$1,042,835	2020-12-31 to 2024-12-31	$78.09	$125.17
2022	$1,648,347	$2,847,385	2021-12-31 to 2024-12-31	$172.74	$196.70
2023	$1,665,095	$2,435,297	2022-12-31 to 2024-12-31	$146.26	$248.61
2024	$1,346,988	$1,437,157	2023-12-31 to 2024-12-31	$106.69	$145.53
			Average	$125.95	$179.00

(1) Includes base salary, actual bonus paid, and long-term incentive value at time of grant (Options, RSUs and PSUs).

(2) Includes base salary, actual bonus paid, value of any vested RSUs and PSUs, exercised Options granted in that year as well as the value of unvested RSUs and PSUs and unexercised Options granted in that year, based on a December 31, 2024 share price of C$1.79 per share. Exchange rate assumed at C$1=US$0.6950.

39 | Page	2025 GAU Circular

2024 Executive Compensation Tables

Summary Compensation Table

The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31, 2024, 2023 and 2022 is as set out below and expressed in US dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards (5) ($)	Option- based awards (6) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation(8) ($)	Total compen- sation ($)
					Short- term incentive plans(7)	Long- term incentive plans
Matt Badylak President and CEO	2024	449,190	337,655	366,093	194,050	Nil	Nil	19,809	1,366,797
	2023	455,879	360,013	388,765	460,438	Nil	Nil	27,220	1,692,316
	2022	461,520	343,897	357,411	485,519	Nil	Nil	31,463	1,679,810
Matthew Freeman(2) CFO	2024	302,964	114,060	123,445	117,929	Nil	Nil	17,835	676,233
	2023	307,476	121,427	131,276	237,986	Nil	Nil	21,011	819,176
	2022	280,133	114,632	119,214	229,158	Nil	Nil	21,686	764,822
Krista Muhr(3) SVP External Affairs & Sustainability	2024	221,029	82,377	66,601	65,425	Nil	Nil	14,491	449,923
	2023	150,033	105,505	81,877	78,088	Nil	Nil	8,804	424,307
Richard Miller VP Technical Services	2024	236,867	48,883	51,754	39,794	Nil	Nil	13,677	390,974
	2023	232,941	49,078	53,143	67,786	Nil	Nil	13,268	416,214
	2022	232,417	88,030	47,732	76,151	Nil	Nil	17,625	461,955
Eric Chen(4) VP Mineral Resources	2024	230,539	47,073	50,481	43,918	Nil	Nil	14,647	386,657
	2023	226,717	47,744	51,561	70,396	Nil	Nil	12,790	409,207
	2022	96,150	Nil	66,422	25,244	Nil	Nil	8,274	196,090

(1) Compensation for the year ended December 31, 2024, has been translated into US dollars at an average exchange rate of C$1 = $0.73.

(2) Mr. Freeman was appointed as CFO effective April 12, 2022. Prior to his promotion to CFO Mr. Freeman was the SVP Finance of the Company and the compensation disclosed includes amounts earned under both roles.

(3) Ms. Muhr was promoted to VP External Affairs & Sustainability effective June 1, 2024. Prior to her promotion Ms. Muhr was the VP Investor Relations of the Company (having been appointed to that role on April 1, 2023) and the compensation disclosed includes amounts earned under both roles.

(4) Mr. Eric Chen was appointed as VP Mineral Resources on September 1, 2022.

(5) Share-based awards were calculated based on the underlying share price at the date of the award, translated into US dollars at the prevailing rate at the date of grant, which was considered to approximate fair value.

(6) Option-based awards were calculated based on the Black Scholes valuation at the date of the award, translated into US dollars at the prevailing rate at the date of grant. The weighted average assumptions applied for the year ended December 31, 2024, are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2024, filed on SEDAR+ on March 17, 2025.

(7) STIP awards were all paid in 2025 in accordance with the Company's STIP.

(8) All other compensation includes various benefits such as a 5% contribution to personal RRSP plans (subject to statutory cap), health benefits and parking at the corporate office which are valued based upon the cost of those benefits to the Company.

40 | Page	2025 GAU Circular

Outstanding Option and Share-Based Awards

The following table sets out all Option-based and share-based awards outstanding as at December 31, 2024, for each NEO:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the- money Options (C$)(1)	Number unvested RSUs (#)	Value of unvested RSUs (C$)(2)	Number unvested PSUs (#)	Value of unvested PSUs (C$)(2)
Matt Badylak	243,000	2.20	17-Aug-25	Nil
	750,000	1.55	18-Mar-26	$180,000
	250,000	1.06	19-Aug-26	$182,500
	1,550,000	0.66	06-Apr-27	$1,751,500
	1,229,000	0.85	06-Apr-28	$1,155,260
	863,000	1.24	27-Feb-29	$474,650
			Total	$3,743,910	Nil	Nil	789,384	$1,412,997
Matthew Freeman	129,000	1.46	11-Dec-25	$42,570
	200,000	1.55	18-Mar-26	$48,000
	517,000	0.66	06-Apr-27	$584,210
	415,000	0.85	06-Apr-28	$390,100
	291,000	1.24	27-Feb-29	$160,050
			Total	$1,224,930	Nil	Nil	266,217	$476,528
Krista Muhr	186,667	0.93	15-May-28	$160,533
	157,000	1.24	27-Feb-29	$86,350
			Total	$246,883	49,667	$88,904	148,000	$264,920
Richard Miller	16,667	1.05	18-Nov-26	$12,333
	132,000	0.66	06-Apr-27	$149,160
	168,000	0.85	06-Apr-28	$157,920
	27,000	1.24	27-Feb-29	$14,850
			Total	$334,263	66,601	$119,216	62,217	$111,368
Eric Chen	300,000	0.62	01-Sep-27	$351,000
	163,000	0.85	06-Apr-28	$153,220
	119,000	1.24	27-Feb-29	$65,450
			Total	$569,670	49,867	$89,262	49,867	$89,262

(1) Calculated based on the market price of the underlying Common Shares on December 29, 2024, of C$1.79 and the exercise price of the Option.

(2) Calculated based on the market price of the underlying Common Shares on December 29, 2024 of C$1.79, and assumed that all PSUs are valued at the target performance criteria of 100%.

Value Vested During the Year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(3)	Non-equity long-term incentive plan compensation - Value earned during the year ($)
Matt Badylak	$873,477	$1,079,587	n/a
Matthew Freeman	$289,452	$369,683	n/a
Krista Muhr	$96,660	$112,290	n/a
Richard Miller	$126,067	$109,398	n/a
Eric Chen	$144,871	$40,166	n/a

41 | Page	2025 GAU Circular

(1) The value vested is based on the difference between the underlying share price at the date of vesting and the exercise price of the Option vesting.

(2) The value vested is based on the underlying share price at the date of vesting.

(3) The value of share based awards that relate to the vesting of PSUs reflect the actual no of units that vested during the year based on the performance criteria of the units, as follows:

Award	Performance condition	Units vested
2021	TSR vs GDXJ	100%
2022	TSR vs GDXJ [25% of units awarded]	100%
2022	Delivery of 2023 Technical Report [75% of units awarded]	150%
2023	50% TSR vs GDXJ and 50% Attributable production	130%

Value of Options Exercised during 2024

The following option-based awards were exercised by NEOs during the year ended December 31, 2024.

Name	Options exercised in year	Weighted Average exercise price of options exercised (C$)	Realized gain (C$)
Matt Badylak	Nil	Nil	Nil
Matthew Freeman	Nil	Nil	Nil
Krista Muhr	93,333	0.93	128,603
Richard Miller	108,333	0.78	150,286
Eric Chen	Nil	Nil	Nil

Executive Share Ownership Requirements

The Board has established share ownership guidelines for certain executives. We expect executives to accumulate the following multiples of the value of their annual base salary in the Common Shares and/or share based awards (such as PSUs and RSUs where applicable) of the Company.

• Chief Executive Officer - 3 times

• Chief Financial Officer - 2 times

• Other executives of SVP and above - 1 time

These guidelines are to be satisfied by the date that is five (5) years from the date the policy was adopted or the applicable executive is appointed to the Company.

42 | Page	2025 GAU Circular

Name	Equity Ownership at December 31, 2024		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Multiple of Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Share Units
Matt Badylak	147,590	789,383	1,677,182	1,845,900	0.9x	Yes(2)
Matt Freeman	60,000	266,218	583,931	830,000	0.7x	Yes(2)
Krista Muhr	35,500	197,667	417,368	320,000	1.3x	Yes

(1) Value is calculated as the higher of a) the cost of acquisition or grant and b) the market value on December 31, 2024.

(2) Per the Company's policy once an individual has attained the prescribed level of share ownership, such individual is not required to increase his or her holdings to reflect subsequent fluctuations in the market price of the Company's common shares which may cause a decrease in the value of such holdings. Mssr's Badylak and Freeman reached the required ownership levels during 2024, and the valuation at December 31, 2024 reflects a subsequent decline in market price of the shares held.

Name	Equity Ownership at May 2, 2025		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Multiple of Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Share Units
Matt Badylak	147,590	809,967	1,761,904	1,845,900	1.0x	Yes(2)
Matt Freeman	60,000	273,700	614,009	830,000	0.7x	Yes(2)
Krista Muhr	35,500	208,667	449,267	320,000	1.4x	Yes

(1) Value is calculated as the higher of a) the cost of acquisition or grant and b) the market value on May 2, 2025.

(2) As per above, Mssr's Badylak and Freeman reached the required ownership levels during 2024, and the valuation at December 31, 2024 reflects a subsequent decline in market price of the shares held.

Estimated Termination Payments and Benefits

The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a "change of control" of the Company.

A "change of control", in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% of the Common Shares. "Good reason" will arise within twelve months following a change of control where a NEO is induced to resign or terminate his or her employment for, amongst other reasons, an adverse change in his or her position, duties, or responsibilities, or reporting relationship that is inconsistent with his or her title or position, a reduction of his or her base salary, or aggregate level of benefits, or relocation of his or her principal office outside of Vancouver, British Columbia.

Change of control benefits are granted to motivate executive officers to act in the best interests of our Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.

Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (a) termination without cause; and (b) termination without cause or for good reason within twelve months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.

Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to the Company prior to receiving any payment as a result of termination without cause or following a change of control. The Company's obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his or her confidentiality obligations.

43 | Page	2025 GAU Circular

The following table summarizes the material terms and conditions that apply in the event of the noted separation events:

Separation event
Compensation element	Resignation/Retirement	Termination with Cause	Termination without cause	Change of control
Salary	Payments cease	Payments cease	Multiple of salary by level	Multiple of salary by level
Pro rated incentive bonus	None	None	None	None, except CEO
Annual incentive bonus	None	None	None, except CEO	Multiple of salary by level
Options	Unvested Options are forfeited, 90 days to exercise vested Options	All Options are forfeited	Unvested Options are forfeited, 90 days to exercise vested Options	All Options shall vest immediately
RSUs	Unvested RSUs are forfeited	Unvested RSUs are forfeited	Unvested RSUs are forfeited	All RSUs shall vest immediately
PSUs	Unvested PSUs are forfeited	Unvested PSUs are forfeited	Unvested PSUs are forfeited	All PSUs shall vest immediately
Benefits and Perquisites	Coverage ceases	Coverage ceases	Benefits provided vary by level, but will cease on the date the NEO secures comparable benefits under a benefit plan, program or arrangement of subsequent employer	Benefits provided vary by level, but will cease on the date the NEO secures comparable benefits under a benefit plan, program or arrangement of subsequent employer

(1) Pro rated bonus under a change of control is only applicable to the CEO.
(2) CEO receives payment in lieu of continuity of benefits in the event of termination without cause or a change of control.

44 | Page	2025 GAU Circular

Payments Made Upon Termination without Cause or Resignation with Good Reason

The following table provides the estimated payments and benefits that would be payable by the Company to each NEO had they been involuntarily terminated without cause or resigned for good reason as of December 31, 2024.

Name	Base Salary ($)	Bonus ($)	Option- based awards ($)(4)	Share- based awards ($)	All Other Compensation ($)	Total ($)
Matt Badylak (1)	673,784	673,784	1,398,199	Nil	9,699	2,755,467
Matthew Freeman (2)	302,964	Nil	445,376	Nil	5,710	754,051
Krista Muhr (2)	233,611	Nil	Nil	Nil	6,000	239,611
Richard Miller (3)	118,433	Nil	99,404	Nil	2,104	219,941
Eric Chen (3)	115,269	Nil	293,527	Nil	3,126	411,922

(1) Mr. Badylak receives a lump sum of 15 months of total remuneration (base salary, target bonus plus benefits) plus one additional month for each completed year of service as CEO to a maximum of 24 months, at December 31, 2024 this was the equivalent of 18 months.

(2) Mr. Freeman and Ms. Muhr receive the equivalent of 12 months current base salary; Mr. Freeman receives 12 months of benefits whereas Ms. Muhr receives $6,000 in lieu of benefits.

(3) Messrs. Miller and Chen receive the equivalent of 6 months base salary and 3 months benefits.

(4) The intrinsic value of in-the-money vested Options at December 31, 2024, has been included in the table above under Option-based awards.

Payments Made Upon Termination Following a Change of Control

The estimated payments and benefits payable by the Company in the event that any one of the NEOs had been terminated by the Company without cause (including a resignation for good reason, but not for reasons of death, disability or voluntary resignation) within twelve months following a change of control on December 31, 2024, would include:

Name	Base Salary ($)	Bonus ($)	Option- based awards ($)	Share- based awards ($)	All Other Compensation ($)	Total ($)
Matt Badylak (1)	898,379	898,379	2,733,180	1,031,536	468,587	6,030,062
Matthew Freeman (2)	605,928	454,446	894,240	347,882	11,421	2,313,916
Krista Muhr (3)	350,416	175,208	180,233	193,400	9,000	908,258
Richard Miller (4)	355,300	Nil	244,023	168,334	3,156	770,814
Eric Chen (4)	230,539	Nil	415,878	130,328	6,252	782,997

(1) Mr. Badylak receives the equivalent of 2x base salary, target bonus and benefits, plus a pro rated short term incentive plan bonus for the fiscal year in which a change of control event occurs. This pro rated bonus has been included in All Other Compensation, and for the purposes of this illustration, it assumes that the change of control event occurred on December 31, 2024, and therefore an amount of a full year's short term incentive plan bonus would have been payable at that date.

(2) Mr. Freeman receives the equivalent of 2x base salary, target bonus and benefits.

(3) Ms. Muhr receives 1.5x current base salary, target bonus and benefits.

(4) Messrs. Miller and Chen receives 2x the amounts that would be payable following a termination without cause.

(5) Options will immediately vest in the event of a change of control. The intrinsic value of in-the-money Options at December 31, 2024, has been included in the table above under Option-based awards.

(6) PSUs and RSUs will vest immediately in the event of a change in control and will be settled at the prevailing market price at the time of a change in control. The value of cash-settled PSUs and RSUs has been included in the table above under Share-based awards based upon the market price of the underlying Common Shares as at December 31, 2024, of C$1.79. PSUs have all been assumed to vest at 100% of the target performance criteria.

(7) All amounts have been converted into a U.S. dollar equivalent using the exchange rate at December 31, 2024.

45 | Page	2025 GAU Circular

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and Burn Rates for the Company's share option plan (the "Share Option Plan", each option a "Share Option" or "Option") and the Company's share unit plan (the "Share Unit Plan") combined. The Share Unit Plan grant agreements outline whether share units will be settled in cash or common shares. Where units shall be cash settled they will not impact the number of securities outstanding, and hence are excluded from the table below. All Share Units granted prior to 2024 are to be cash-settled and have been excluded, however PSUs and RSUs awarded in 2024 had the intent to be settled in common shares of the Company and therefore are included in the table below.

	2024		2023		2022		3 year ave
	(#)	(%)	(#)	(%)	(#)	(%)	(%)
Overhang (1)	10,933,176	4.3%	7,672,216	3.4%	11,747,741	5.2%	4.4%
Dilution (2)	12,203,839	4.9%	12,575,335	5.6%	8,497,170	3.8%	4.6%
Burn Rate (3)	4,688,000	1.9%	4,574,000	2.0%	4,790,000	2.1%	1.9%

(1) The total number of Common Shares reserved for issuance to participants, less the number of Options/Units outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(2) The total number of Options/Units outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(3) The number of Options/Units granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out equity compensation plan information as at December 31, 2024. See below for the material terms of the Share Option Plan and the Share Unit Plan, respectively.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (the Share Option Plan and Share Unit Plan)	12,203,839 (1)	C$1.04	10,933,176
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	12,203,839 (1)	C$1.04	10,933,176

(1) As of December 31, 2024, the outstanding Options/Units represented 4.9% of the issued and outstanding Common Shares. As of May 2, 2025, the Company had 12,542,672 Options outstanding and 10,635,908 available for future issuance, representing 4.9% and 4.1% of total Common Shares issued and outstanding, respectively.

46 | Page	2025 GAU Circular

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

SHARE OPTION PLAN

The Share Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the CGNC and provides that Options are available for issuance to directors, officers, employees and service providers of the Company. The Share Option Plan is a rolling plan, which provides that the number of Common Shares issuable under the Share Option Plan, together with all of the Company's other equity based compensation arrangements, will not at any time exceed 9% of the total number of issued and outstanding Common Shares; however, this base of Common Shares increases as Options are granted and exercised and as the number of issued and outstanding Common Shares increases.

Material Terms of the Share Option Plan

The following is a summary of the material terms of the Share Option Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Option Plan) to the Company, its subsidiaries are eligible to receive grants of Options under the Share Option Plan.

(b) All Options granted under the Share Option Plan will be exercisable only by the optionee to whom they have been granted and the Options are non-assignable and non-transferable, except in the case of the death of an optionee, in which case any vested Option held by the deceased optionee at the date of death will become exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such Option.

(c) Unless otherwise determined by the CGNC, Options vest in stages equally over a period of 36 months, with one-third of such Options vesting on each of the first, second and third anniversary of the date of grant, and are subject to the following:

• the optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries as well as, at the discretion of CGNC, achieving certain milestones which may be defined by the CGNC from time to time, or receiving a satisfactory performance review by the Company or any of its subsidiaries during the vesting period; and

• the optionee remaining a director of the Company during the vesting period.

(d) All Options granted under the Share Option Plan are exercisable for a period of up to five years. If the expiry of an Option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(e) The exercise price of the Option is established by the CGNC at the time the Option is granted, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant;

47 | Page	2025 GAU Circular

(f) Generally, in the case where a participant ceases to be eligible under the Share Option Plan to hold Options, the participant may exercise any vested Options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant ceases to be eligible. In the case where a participant is terminated for cause, such participant's Options will not be exercisable following the date of such termination. In the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, unvested Options shall be deemed to have vested on the date of the meeting in respect of which the director is not nominated and shall expire on the earlier of the date which is 90 days thereafter and the expiry date of the Option;

(g) The Share Option Plan provides that there will be a Change of Control of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by shareholders of more than 51% of the then incumbent directors or the election by shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). All outstanding Options under the Share Option Plan will not immediately vest and become exercisable upon the event of a Change of Control. The CGNC may, subject to regulatory approval, amend the Share Option Plan in connection with a Change of Control to assist optionees to tender Common Shares underlying Options to, or participate in, such event or to obtain the advantage of holding such underlying Common Shares during such event and to terminate, following the successful completion of such event, Options not exercised prior to such successful completion. Moreover, upon the event of a Change of Control, if an officer, employee or service provider to the Company prior to the Change of Control has their relationship with the Company terminated without cause or in such a way as to cause such person to have been constructively dismissed within 12 months after the Change of Control, then the Options held by such person shall immediately fully vest and become exercisable until the earlier of the expiry date of such Options and 90 days from such termination or dismissal;

(h) The Share Option Plan may be amended, subject to TSX policies and the provisions of the Share Option Plan, by the CGNC without shareholder approval to, among other things:

(i) make amendments which are of a typographical, grammatical or clerical nature;

(ii) change the vesting provisions of an Option granted under the Share Option Plan;

(iii) change the termination provision of an Option granted under the Share Option Plan, which does not entail an extension beyond the original expiry date of such Option;

(iv) add a cashless exercise feature;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Option Plan in connection with a Change of Control to assist optionees to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the Options not exercised prior to the successful completion of the event.

48 | Page	2025 GAU Circular

(i) The following amendments will require approval of a majority of votes cast by shareholders at a duly constituted meeting, excluding votes cast by insiders who are eligible to participate in the Share Option Plan only when required by applicable TSX policies:

(i) any increase to the number of Common Shares reserved for issuance under the Share Option Plan or the maximum number of Common Shares available for issuance pursuant to the Share Option Plan;

(ii) any reduction in the exercise price or cancellation and reissue of Options;

(iii) any amendments to extend the term of an Option beyond the original expiry;

(iv) any amendment to remove or exceed the limitations on non-employee directors contained in the Share Option Plan;

(v) any amendment which would permit Options granted under the Share Option Plan to be transferable or assignable other than for normal estate settlement purposes;

(vi) any amendment to remove or exceed the insider participation limits set out in the Share Option Plan; and

(vii) amendments to the Share Option Plan amendment provisions.

(j) The Share Option Plan is subject to restrictions that:

(i) the number of Common Shares issued to insiders as a group under the Share Option Plan, when combined with Common Shares issued to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares within any 12-month period;

(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Option Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares;

(iii) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share-based compensation arrangement of the Company exceed 1% of the outstanding Common Shares; (ii) exceed for each individual a value of $100,000 in any 12 month period; or (iii) exceed for each individual a value of $150,000 when aggregated with the grant date fair value of any Full Value Awards (as defined in the Share Option Plan) granted to the individual in any 12 month period under all share-based compensation arrangements of the Company.

Grants to non-employee directors are subject to an additional limitation, which limits the number of Common Shares issuable to any such director to an annual value not to exceed $150,000 when aggregated with the grant date fair value of any "full value awards" granted to such director under the Company's other security-based compensation arrangements.

SHARE UNIT PLAN

The Share Unit Plan was established by the Company to assist the Company in the recruitment and retention of qualified parties by providing a means to reward superior performance, to motivate directors, officers, employees or service providers under the plan to achieve important corporate and personal objectives and, through the issuance of share units in the Company ("Share Units") to participants under the plan, to better align the interests of such participants with the long-term interests of shareholders.

49 | Page	2025 GAU Circular

The Share Unit Plan gives the Company the flexibility to grant Share Units that are conditional on time or performance vesting criteria, to further strengthen pay and performance alignment over a multi-year period.

Material Terms of Share Unit Plan

The following is a summary of the material terms of the Share Unit Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Unit Plan) to the Company, its subsidiaries are eligible to receive grants of Share Units under the Share Unit Plan.

(b) Except in certain circumstances, Share Units granted under the Share Unit Plan are non-assignable and non-transferable.

(c) In granting Share Units under the Share Unit Plan, the Company will designate:

(i) the number of Share Units which are being granted to the participant;

(ii) any time-based conditions as to vesting of the Share Units to become vested Share Units;

(iii) any performance-based conditions as to vesting of the Share Units to become vested Share Units;

(iv) the payout date, which shall in no event be later than the expiry date of the Share Units;

(v) the form of payout; and

(vi) the expiry date of the Share Units.

(d) The Company will maintain an account for each participant under the Share Unit Plan and on the grant date, the account will be credited with the Share Units granted to on that date.

(e) On each payout date, the participant under the Share Unit Plan will receive, and the Company will issue and/or pay, a payout with respect to those vested Share Units in such participant's account to which the payout date relates.

(f) The Share Unit Plan provides that there will be a "Change of Control" of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by shareholders of more than 51% of the then incumbent directors or the election by shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). If at any time within one year from the date of a Change of Control an officer or employee of, or service provider to, the Company prior to the Change of Control has their employment or service contract or position with the Company or the resulting entity, as applicable, terminated without cause, or altered (in such a way), all outstanding Share Units held by such participant will vest and the payout date in connection with such vested Share Units will be accelerated to the date of such participants termination or dismissal and the Company will issue Common Shares and/or pay cash to such participant with respect to such vested Share Units in accordance with the terms of the Share Unit Plan; provided that in the event that any Share Units are subject to performance based vesting conditions, then an assessment shall be done by the CGNC and the vesting of such Share Units will accelerate only to the extent that such performance based vesting conditions are considered to have been satisfied.

50 | Page	2025 GAU Circular

(g) On the date that a director, officer, employee or Service Provider has left employ or office with the Company, or has been advised by the Company that his, her or its services are no longer required, or on the date that his, her or its service contract has expired or terminated, any unvested Share Units in such participant's account will terminate and be forfeited.

(h) The Share Unit Plan is subject to restrictions that:

(i) the aggregate number of Common Shares reserved for issuance will not exceed 5% of the number of issued and outstanding Common Shares, and when combined with the Common Shares reserved for issuance under any other security based compensation arrangement of the Company, will not exceed 9% of the number of issued and outstanding Common Shares at such time, provided in each case that Common Shares reserved for issuance pursuant to Share Units which are redeemed or surrendered, cancelled or terminated without having been redeemed will again be available for issuance under the Share Unit Plan and also provided that the Common Shares underlying Share Units which are redeemed for cash, Common Shares or a combination of cash and Common Shares will again be available for issuance under the plan;

(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Unit Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares;

(iii) the number of Common Shares issued to insiders as a group under the Share Unit Plan, when combined with Common Shares issued to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares within any 12-month period;

(iv) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share based compensation arrangement of the Company, exceed 1% of the outstanding Common Shares and (ii) exceed for each individual, a grant date fair value of 150,000 per non-Employee Director (as defined in the Share Unit Plan), provided that the total annual equity award value of Options issuable to any non-Employee Director shall not exceed $100,000.

(i) The Share Unit Plan may be amended, subject to TSX policies and the provisions of the Share Unit Plan, by the Company without Shareholder approval to, among other things:

(i) make formal minor or technical modifications to any of the provisions of the Plan;

(ii) correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(iii) change the vesting provisions or termination provisions applicable to a Share Unit, which does not entail an extension of the expiry date of the Share Unit beyond the original expiry date of such Share Unit;

(iv) make any amendments because of any change in applicable law;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

51 | Page	2025 GAU Circular

(vi) make amendments to the Share Unit Plan in connection with a Change of Control to assist participants to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the Share Units not exercised prior to the successful completion of the event.

(j) The following amendments will require shareholder approval in accordance with the requirements of the TSX:

(i) any increase to the number of Common Shares reserved for issuance under the Share Unit Plan or the maximum number of Common Shares available for issuance pursuant to the Share Unit Plan;

(ii) the cancellation and re-issuance of Share Units;

(iii) the extension of the term of an RSU beyond the original expiry date;

(iv) the removal or exceeding of the limitation on non-employee directors prescribed under the Share Unit Plan;

(v) permitting Share Units to be transferable or assignable other than for normal estate settlement purposes;

(vi) the removal or exceeding of the Insider participation limits set out in the Share Unit Plan; or

an amendment to the amendment provisions of the Share Unit Plan.

52 | Page	2025 GAU Circular

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except for a part-time consulting contract with the Corporate Secretary, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's Annual Information Form and in the audited financial statements for the year ended December 31, 2024 and in the related management discussion and analysis, which are filed under the Company's SEDAR+ profile at www.sedarplus.ca, along with additional information relating to the Company. Copies of these documents are also available upon request from the Corporate Secretary at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

FORWARD-LOOKING AND OTHER CAUTIONARY INFORMATION

The Company cautions readers regarding forward-looking statements found in this Circular and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this Circular. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operate. Forward-looking statements include, but are not limited to, statements with respect to:

• the future price of gold;

• the Company's operating plans for the AGM;

• the estimation of Mineral Reserves and Mineral Resources;

• the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

• operating costs with respect to the operation of the AGM;

• capital expenditures that are required to sustain and expand mining activities;

• the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;

53 | Page	2025 GAU Circular

• the timing, costs and project economics associated with the Company's development plans for the AGM;

• estimates regarding the AGM's consumption of key reagents and consumables;

• the mine sequencing of mineral deposits;

• any additional work programs to be undertaken by the Company;

• longer-term costs savings and a more streamlined and efficient operation going forward resulting from a workforce restructuring;

• interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;

• the optimization of the AGM's plant performance;

• performance of stockpiled ore above management's forecast;

• timing of delivery of higher grade ore from the Abore pit;

• the Company's planned and future drilling programs, including at Abore, Midras South, Nkran, Akwasiso, Gyagyatreso, and Kaniago West;

• the timing of development of new deposits;

• the ability of the AGM to maintain current inventory levels;

• the timing of the development of new deposits;

• success of exploration activities;

• permitting timelines;

• renewal of exploration licenses;

• hedging practices;

• currency exchange rate fluctuations;

• requirements for additional capital;

• operating cash flows;

• government regulation of mining operations;

• environmental risks and remediation measures;

• advancement and implementation of the Company's sustainability program;

• implementation of the Canadian Sustainability Standards Board's disclosure rules;

• climate change adaptation plan and related energy efficient initiatives;

• alignment with International Council on Mining and Metals' Mining Principles;

• unanticipated reclamation expenses;

• changes in accounting policies and resulting impact on disclosure;

• higher mined grades than plant feed grades;

• title disputes or claims; and

• limitations on insurance coverage.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

• mineral reserve and mineral resource estimates may change and may prove to be inaccurate;

• metallurgical recoveries may not be economically viable;

54 | Page	2025 GAU Circular

• life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;

• actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;

• inflationary pressures and the effects thereof;

• the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

• sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;

• adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

• the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

• risks related to artisanal and illegal mining activities at or near the AGM;

• the Company's mineral properties may experience a loss of ore and the Company may experience a lack of access to its mineral properties and other issues due to illegal mining activities;

• the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;

• outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;

• the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;

• the Company may be unsuccessful in attracting and retaining key personnel;

• labour disruptions could adversely affect the Company's operations;

• local community disruptions could adversely affect the Company's operations or planned development;

• recoveries may be lower in the future and have a negative impact on the Company's financial results;

• the Company's business is subject to risks associated with operating in a foreign country;

• risks related to the Company's use of contractors;

• the hazards and risks normally encountered in the exploration, development and production of gold;

• the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

• the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;

• the Company's operations and workforce are exposed to health and safety risks;

• unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;

• the Company's title to exploration, development and mining interests can be uncertain and may be contested;

• geotechnical risks associated with the design and operation of a mine and related civil structures;

• the Company's properties may be subject to claims by various community stakeholders;

• risks related to limited access to infrastructure and water;

• risks associated with establishing new mining operations;

55 | Page	2025 GAU Circular

• the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;

• the Company may not be able to secure additional financing when needed or on acceptable terms;

• the Company's shareholders may be subject to future dilution;

• risks related to changes in interest rates and foreign currency exchange rates;

• risks relating to credit rating downgrades;

• changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;

• risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

• risks related to systems security threats;

• non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;

• the carrying value of the Company's assets may change and these assets may be subject to impairment charges;

• risks associated with changes in reporting standards;

• the Company may be liable for uninsured or partially insured losses;

• the Company may be subject to litigation;

• damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price;

• the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;

• the Company must compete with other mining companies and individuals for mining interests;

• the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;

• the Common Shares may experience price and trading volume volatility;

• the Company has never paid dividends and does not expect to do so in the foreseeable future;

• the Company's shareholders may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the Common Shares, or at all; and

• the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this Circular include, among others:

• the price of gold will not decline significantly or for a protracted period of time;

• the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;

• the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;

56 | Page	2025 GAU Circular

• the global financial markets and general economic conditions will be stable and prosperous in the future;

• the AGM will not experience any significant uninsured production disruptions that would materially affect revenues and/or its financial condition;

• the ability of the Company to comply with applicable governmental regulations and standards;

• the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;

• the success of the Company in implementing its development strategies and achieving its business objectives;

• the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and

• the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified.

The Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this letter if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 2 day of May 2025.

BY ORDER OF THE BOARD

/s/ Matt Badylak

Matt Badylak
President and Chief Executive Officer

57 | Page	2025 GAU Circular

APPENDIX A - BOARD OF DIRECTOR COMMITTEE MANDATES

Compensation, Governance and Nominating Committee

The Board's Compensation, Governance and Nominating Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate candidates for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Compensation, Governance and Nominating Committee include:

(a) recommending to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of executive and independent directors;

(b) identifying and recommending to the Board individuals qualified to become Board members, consistent with the criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of Shareholders and the persons to be appointed by the Board to fill any vacancies on the Board;

(c) recommending to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company's corporate governance principles and practices and recommends any proposed changes to the Board;

(d) considering questions of independence and possible conflicts of interest of members of the Board and of senior managers and making recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e) annually recommending assignments to committees of the Board, including recommendations as to the chairperson of committees of the Board, reviewing and making recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, reviewing the adequacy of all Board committee charters and making recommendations to the Board for any changes to such charters;

(f) annually overseeing the evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively and determining the nature of evaluation, supervising the conduct of evaluation and preparing an assessment of performance of the Board and its committees, to be discussed with the Board;

(g) considering diversity and representation of women on the Board;

(h) managing Board and committee succession planning;

(i) review, monitor and make recommendations to the Board regarding the orientation and education of directors; and

(j) monitoring communications with Shareholders regarding matters of corporate governance.

C-1 | Page	| 2025 GAU Circular

As of December 31, 2024, the Compensation, Governance and Nominating Committee, was composed of three independent directors, Dawn Moss (chair), Paul Wright and Greg Martin. In March 2025, independent director Navin Dyal replaced Greg Martin on the committee. All of the members of the Corporate Governance and Nominating Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in governance issues for such companies. The skills and experience possessed by members of the Compensation, Governance and Nominating Committee acquired as a result of their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's governance policies and practice.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. The Board has a Diversity Policy which is available on the Company's website.

The objective of the Diversity Policy is to promote better performance and effective decision-making by considering only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; considering gender diversity and representation of women on the Board; considering other diversity criteria including geographical representation, education, experience, ethnicity, and age; and in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board's and the Company's criteria.

The Company has not adopted any targets for the number of women in executive officer positions, but the adopted Diversity Policy does provide guidance as to various diversity considerations in the future appointment of executive officers. The Company had previously set an aspirational target of 20% representation of women on the Board, which was achieved following the appointment of Dawn Moss in September 2021. With the appointment of Dr. Smith the Board was comprised of 3 women out of seven or 43%. Additionally, the appointment of Mr. Dyal also adds a visible minority to the Board. The Company still considers diversity as very important and as such for each director vacancy being filled, the Company shall ensure that the candidate pool considers women and other diversity options regardless of whether the search is conducted solely by the Company or through an external advisor. The Compensation, Governance and Nominating Committee assess diversity annually, or on an as needed basis to ensure that the Diversity Policy is being effectively implemented.

Management of the Company understands that diversity in the executive team is a strength and is focused on diversifying its management team when opportunities present themselves, which is evidenced by the recruitment of Ms. Muhr as SVP External Affairs & Sustainability.

The Company has also not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality considering discrimination laws.

The Company's Code of Ethics as set out in the Corporate Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.

See Section VI - Compensation, Governance and Nominating Committee Mandate, respectively, in the Company's Corporate Governance Manual on the Company's website.

Audit Committee

The Audit Committee Mandate is included within Section V - Audit Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

C-2 | Page	| 2025 GAU Circular

As of December 31, 2024, the Audit Committee was composed of three independent directors, Greg Martin (Chair), Judith Mosely and Navin Dyal. Greg Martin would be considered a financial expert on account of him holding a Chartered Professional Accountant (CPA) designation and being a current Chief Financial Officer of a publicly-traded company. In addition, all other members of the Audit Committee are financially literate.

See the section entitled "Audit Committee, Code of Ethics, Accountant Fees and Exemptions" in the Company's most recent Annual Information Form, filed under the Company's SEDAR+ profile at www.sedarplus.ca on March 26, 2024 for further information, including the relevant education and experience of each member of the Audit Committee.

Each member of the Audit Committee has:

(a) an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least once annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

The Board does not have a committee dedicated to cyber security exposures, but through its mandate over risk assessment the Audit Committee is responsible for the oversight of this area of risk. As the perceived and real threat of such risk grows in magnitude each year, the Audit Committee has required management to implement cyber security training, use external consultants to review the security of our information systems, and maintain ongoing security testing of all key IT systems. Audit Committee members continue to increase their understanding of this ever changing risk environment by attending certain events and seminars addressing cyber risks, as well as completing the internal cyber training along with employees.

Sustainability Committee

The Sustainability Committee's mandate is included within Section VII -Sustainability Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

As of December 31, 2024, the Sustainability Committee is composed of three independent directors, Judith Mosely (Chair), Dawn Moss, and Moira Smith. The Sustainability Committee invites the appropriate representatives of senior and mid-level management to its meetings to ensure that directives are well understood and implemented at the appropriate levels within the organization.

The Board, through the Sustainability Committee, is responsible for monitoring and reviewing health, safety, environmental and CSR risks, ensuring the Company's compliance with applicable legal and regulatory requirements, and supporting the furtherance of the Company's commitment to a healthy and safe work environment, environmentally sound resource development and community relationships. The Sustainability Committee meets at least quarterly to review reports by management on health, safety, environmental and corporate social responsibility matters. The Sustainability Committee will regularly review and make recommendations in regard to the Company's Sustainability policies and assesses the health, safety, environment and community management procedures and recommends improvements. Any Sustainability incidents are to be reported to the Board as appropriate.

C-3 | Page	| 2025 GAU Circular

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives. For further information, see the section entitled "Environmental, Social and Corporate Governance ("ESG")" in the Company's most recent Annual Information Form, filed under the Company's SEDAR+ profile at www.sedarplus.ca on March 17, 2025.

Technical Committee

The Technical Committee's mandate is included within Section VIII -Technical Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

The Technical Committee was formed on January 28, 2025, to assist the Board in overseeing the Company's operational performance and associated risks from a technical perspective. The Technical Committee is charged with reviewing, evaluating, and making recommendations to the Board in the following areas:

  Exploration and geology

  Mineral resource and reserve estimation

  Mining methods and geotechnical conditions

  Mineral processing and recovery

  Tailings management

  Reclamation and closure

  Operating and capital costs

  New technology, innovation, and best practices

  Other areas requiring technical acumen

The Technical Committee will consider these areas for the Company's operating mines, development projects, reclamation projects, and proposed acquisitions or divestitures of mineral properties and/or operations.

The Technical Committee is currently composed of three independent directors, Lauren Roberts (Chair), Moira Smith and Greg Martin and the mandate provides that it shall consist of a maximum of four directors to be determined at the Board's discretion. All members of the Technical Committee will have familiarity with matters within the purview of the Technical Committee including a working knowledge of the mining industry, operational, health and safety, environmental, social responsibility, and security practices.  At least one member should have an extensive background in mining operations and at least one member should have an extensive background in exploration and resource and reserve estimation.

The Technical Committee invites the appropriate representatives of senior and mid-level management to its meetings to ensure that directives are well understood and implemented at the appropriate levels within the organization.

C-4 | Page	| 2025 GAU Circular

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

NORTH AMERICAN TOLL-FREE

1-877-452-7184

Collect calls outside North America

416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY